EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

AMERIPRISE FINANCIAL, INC.

and

LADENBURG THALMANN FINANCIAL SERVICES INC.

dated as of August 16, 2011

EXECUTION COPY

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EXECUTION COPY

3.12	Regulatory Compliance	27

ARTICLE IV COVENANTS AND AGREEMENTS		28
4.01	Conduct of the Business	28
4.02	Access to Information; Confidentiality	30
4.03	Regulatory and Other Authorizations; Notices and Consents	31
4.04	Fulfillment of Conditions	32
4.05	Further Assurances; Post-Closing Cooperation	32
4.06	Preparation of and Assistance with Financial Statements	33
4.07	Indemnification and Insurance; Termination of Insurance Coverage	33
4.08	Employee Benefit Matters	34
4.09	Transition Plan	35
4.10	Books and Records; Access	36
4.11	Financing	36
4.12	Corporate Name	37
4.13	Termination of Intercompany Agreements.	37
4.14	Shared Contracts	38
4.15	No-Hire/Non-Solicitation	38
4.16	General Release	39

ARTICLE V TAX MATTERS		39
5.01	Parent Indemnification	39
5.02	Purchaser’s Indemnification	41
5.03	Refunds or Credits	41
5.04	Tax Returns	41
5.05	Mutual Cooperation	42
5.06	Contests	42
5.07	Transfer Taxes	42
5.08	Tax-Sharing Arrangements	42
5.09	Survival of Obligations and Sole Remedy	43

ARTICLE VI CONDITIONS		43
6.01	Conditions to the Obligations of Purchaser	43
6.02	Conditions to the Obligations of Parent	44

ARTICLE VII TERMINATION		44
7.01	Termination	44
7.02	Effect of Termination	45

ARTICLE VIII INDEMNIFICATION AND SURVIVAL		45
8.01	Survival of Representations, Warranties, Covenants and Agreements	45
8.02	Indemnification	46
8.03	Indemnity Procedures	47
8.04	Tax Effect	48
8.05	Insurance Offset	49
8.06	Exclusivity	49
8.07	No Multiple Recovery	50

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EXECUTION COPY

8.08	Article V to Apply to Taxes and Tax Returns	50
8.09	Reasonable Efforts	50

ARTICLE IX DEFINITIONS		50
9.01	Definitions	50

ARTICLE X MISCELLANEOUS		60
10.01	Assignment	60
10.02	Public Announcements	60
10.03	Expenses	60
10.04	Severability	61
10.05	No Third Party Beneficiaries	61
10.06	Waiver	61
10.07	Governing Law	61
10.08	Jurisdiction	61
10.09	Waiver of Jury Trial	61
10.10	Specific Performance	62
10.11	Headings	62
10.12	Counterparts; Facsimile Signatures	62
10.13	Notices	62
10.14	Construction	63
10.15	Disclosure Schedules	64
10.16	Entire Agreement	64

EXHIBITS

Exhibit A:	Commitment Letter
Exhibit B:	Client Investment Advisory Contract Notices
Exhibit C:	Transition Plan
Exhibit D	Form of Release

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This STOCK PURCHASE AGREEMENT, dated as of August 16, 2011 is made and entered into by and between Ameriprise Financial, Inc., a Delaware corporation (“Parent”), and Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Purchaser”).  Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 9.01 hereof.

WHEREAS, Parent owns all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Securities America Financial Corporation, a Nebraska corporation (the “Company”);

WHEREAS, the Company owns all of the issued and outstanding shares of (i) common stock of Securities America, Inc., a Delaware corporation (“SAI”), par value $1.00 per share, (ii) common stock of Securities America Advisors, Inc., a Nebraska corporation (“SAA”), par value $1.00 per share, and (iii) common stock of Brecek & Young Advisors, Inc., a California corporation (“Brecek”), par value $0.001 per share, and preferred stock of Brecek, par value $0.001 per share (SAI, SAA and Brecek, collectively, the “Company Subsidiaries”, and together with the Company, the “Acquired Companies”);

WHEREAS, in connection with the transactions contemplated hereunder, the Acquired Companies and Purchaser have entered into an agreement with Ameriprise Bank, FSB relating to the continuation of the cash sweep arrangement post-Closing, and Purchaser or the Acquired Companies, as applicable, have entered into employment agreements with each of Jim Nagengast and those persons named on Schedule A, which agreements, in accordance with their respective terms, shall become effective only upon Closing; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Parent proposes to sell to Purchaser, and Purchaser desires to purchase from Parent, the Shares.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES AND CLOSING

1.01       Purchase and Sale of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Parent, and Parent shall sell, assign, transfer and deliver to Purchaser, the Shares, free and clear of Encumbrances other than those arising from any acts of Purchaser or its Affiliates.  At the Closing, in consideration for the sale and transfer of the Shares by Parent to Purchaser, Purchaser shall pay to Parent an aggregate amount in cash equal to $150,000,000 (the “Closing Date Purchase Price”), subject to adjustment as provided in Section 1.03 herein as it relates to Net Working Capital and in Section 1.04 herein with respect to the Earn-out.

1.02       Closing.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 N. Wacker Drive, Chicago, Illinois 60606 or at such other place as Purchaser and Parent mutually agree in writing, at 10:00 A.M. local time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted, waiver, of each of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) or at such other time or date as Purchaser and Parent may mutually agree in writing (the date of such satisfaction or waiver or as Purchaser and Parent may mutually agree in writing being the “Preparedness Date”); provided, however, that if the Preparedness Date occurs prior to December 31, 2011 and, as of the Preparedness Date, (i) Purchaser shall not have obtained the E&O Coverage and (ii) Parent shall not have obtained the required regulatory approvals in order to maintain the Acquired Companies’ existing E&O coverage through December 31, 2011 at Purchaser’s expense pursuant to Section 4.07(b), then Purchaser shall not be required to close earlier than December 31, 2011 (the date on which the Closing occurs pursuant to this Section 1.02, the “Closing Date”).  Unless the parties agree otherwise, the Closing shall be deemed to have occurred at the close of business local time in each applicable jurisdiction on the Closing Date.

(b)           At the Closing, Purchaser shall deliver, or cause to be delivered, (A) to Parent, the Closing Date Purchase Price by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to one or more accounts as Parent may direct by written notice delivered to Purchaser by Parent at least two (2) Business Days before the Closing Date, (B) the certificate described in Section 6.02(a), (C) the release described in Section 4.16(b) and set forth on Exhibit D and (D) all other previously undelivered certificates and other documents required hereunder to be delivered by Purchaser at or prior to the Closing in connection with the transactions contemplated hereby.

(c)           At the Closing, Parent shall deliver to Purchaser (A) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, (B) written resignations from each director of the Acquired Companies, effective as of the Closing, (C) the certificate described in Section 6.01(a), (D) certificates evidencing all Subsidiary Shares and (E) all other previously undelivered certificates and other documents required hereunder to be delivered by Parent at or prior to the Closing in connection with the transactions contemplated hereby.

1.03       Purchase Price Adjustment.

(a)           Within ninety (90) days following the Closing Date, Parent shall prepare and deliver to Purchaser a statement setting forth the Net Working Capital of the Acquired Companies (determined in accordance with Section 1.03(b)), including in reasonable detail the basis for the computation thereof, as of the close of business on the Closing Date (the “Closing Statement”).  During such ninety (90) day period and the period of any dispute with respect to the application of this Section 1.03, Purchaser shall reasonably cooperate with Parent in the preparation of the Closing Statement and the investigation of any disputed item, including by providing Parent and its Representatives with full access during normal business hours and upon reasonable advance notice to the books, records and personnel of Purchaser and the Acquired Companies that are necessary and/or relevant to such preparation or investigation.

(b)           For purposes of this Agreement, “Net Working Capital” shall be calculated in the manner set forth on Schedule 1.03(b).

(c)           Purchaser shall have forty-five (45) days after delivery of the Closing Statement by Parent to review the same and to deliver to Parent a written statement thereon (the “Protest Notice”).  The Protest Notice shall list those items included in the Closing Statement, if any, to which Purchaser takes exception and Purchaser’s proposed adjustment, including in reasonable detail the basis for the computation thereof.  The failure of Purchaser to deliver such Protest Notice within such forty-five (45) day period following delivery of the Closing Statement will constitute Purchaser’s acceptance of the Closing Statement as prepared by Parent.  If Purchaser timely delivers a Protest Notice to Parent and Parent does not give Purchaser notice of its objections to such Protest Notice within forty-five (45) days following receipt of such Protest Notice, Parent shall be deemed to have accepted the Closing Statement as adjusted by Purchaser in the Protest Notice.  If Parent objects to the Protest Notice within said forty-five (45) day period following delivery to Parent of the Protest Notice (the adjustments to which Parent objects being referred to herein as the “Contested Adjustments”), Parent and Purchaser shall attempt to resolve the dispute regarding the Contested Adjustments.  If a final resolution thereof is not reached within ten (10) Business Days of Purchaser’s receipt of Parent’s objections thereto, either Parent or Purchaser shall thereafter be entitled to refer any remaining Contested Adjustments to an independent accounting firm acceptable to Parent and Purchaser (the “Independent Accounting Firm”) or, in the absence of agreement on the Independent Accounting Firm within five (5) days of notice by either Parent or Purchaser of intent to initiate such a referral, to KPMG, LLP (who will thereafter be considered the Independent Accounting Firm).  If there is such a referral to an Independent Accounting Firm, each of Parent and Purchaser agree, if requested by the Independent Accounting Firm, to execute a reasonable engagement letter and shall submit to the Independent Accounting Firm not later than ten (10) Business Days after its appointment, a written statement summarizing its position on the Contested Adjustments, together with such supporting documentation as it deems necessary.  The Independent Accounting Firm shall act as an arbitrator to determine, based solely on the materials submitted and presentations by Parent and Purchaser, and not by independent review, only the Contested Adjustments that have not been settled by negotiation and shall be instructed to render its decision within forty-five (45) days of its appointment or as soon thereafter as is reasonably practicable.  The decision of the Independent Accounting Firm as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by, Parent or Purchaser and may be entered and enforced by any court having jurisdiction.  The Closing Statement shall be revised as necessary to reflect the decision of the Independent Accounting Firm and the other modifications thereto previously agreed by Parent and Purchaser.  Each of Parent and Purchaser shall bear its own expenses incurred in connection with the resolution of the Closing Statement, and the fees and expenses of the Independent Accounting Firm shall be shared equally by Parent, on the one hand, and Purchaser, on the other hand.  The term “Final Closing Statement,” as used in this Agreement, shall mean the definitive Closing Statement accepted by Purchaser or agreed to by Purchaser and Parent or the definitive Closing Statement resulting from the determinations made by the Independent Accounting Firm in accordance with this Section 1.03(c) (in addition to those items theretofore accepted by Purchaser or agreed to by Purchaser and Parent).

(d)         Within fifteen (15) days of the determination of the Final Closing Statement:

(i)           if the Net Working Capital set forth on the Final Closing Statement (the “Final Net Working Capital”) is greater than Target Working Capital, Purchaser shall pay to Parent the amount of such excess; or

(ii)          if the Final Net Working Capital is less than Target Working Capital, Parent shall pay to Purchaser the amount of such shortfall.

(e)         Any payments pursuant to this Section 1.03 shall be made by wire transfer of immediately available funds to the account or accounts designated by Parent or Purchaser, as applicable.

1.04       Earn-Out.

(a)         In addition to the Closing Date Purchase Price, and as additional consideration for the purchase of the Shares, Purchaser shall pay to Parent contingent payments (the “Earn-Out Payments”) as follows:  (i) an amount equal to the sum of the 2012 Cash Spread Earn-Out plus the 2012 GRLCS Earn-Out for the 2012 Earn-Out Period; and (ii) an amount equal to the sum of the 2013 Cash Spread Earn-Out plus the 2013 GRLCS Earn-Out for the 2013 Earn-Out Period.  Purchaser shall calculate the amount of each Earn-Out Payment, which calculation shall be subject to the provisions contained in Section 1.04(e).

(b)         For purposes of this Section 1.04:

(i)           “Earn-Out Period” shall mean the period commencing on January 1 and ending on December 31 of the relevant year.

(ii)          “2012 Cash Spread Earn-Out” means an amount equal to the amount of the Cash Spread for the 2012 Earn-Out Period in excess of $4,500,000 multiplied by 0.90.

(iii)         “2012 GRLCS Earn-Out means an aggregate amount equal to (A) the amount of GRLCS for the 2012 Earn-Out Period that exceeds $440,000,000 but is less than $520,000,000 multiplied by 0.215, plus (B) the amount of the GRLCS for the 2012 Earn-Out Period from and in excess of $520,000,000 multiplied by 0.18.

(iv)         “2013 Cash Spread Earn-Out” means an amount equal to the amount of the Cash Spread for the 2013 Earn-Out Period in excess of $6,500,000 multiplied by 0.90.

(v)          “2013 GRLCS Earn-Out means an aggregate amount equal to (A) the amount of GRLCS for the 2013 Earn-Out Period that exceeds $475,000,000 but is less than $555,000,000 multiplied by 0.215, plus (B) the amount of the GRLCS for the 2013 Earn-Out Period from and in excess of $555,000,000 multiplied by 0.18.

(c)         In no event shall Purchaser be required to pay, nor shall Parent be entitled to receive, Earn-Out Payments exceeding $70,000,000 (the “Earn-Out Cap”) individually, in respect of the 2012 Earn-Out Payment, or in the aggregate.  For the sake of clarity:  (A) if the Earn-Out Payment for the 2012 Earn-Out Period calculated pursuant to this Section 1.04 exceeds the Earn-Out Cap, then such Earn-Out Payment shall be reduced to an amount equal to the Earn-Out Cap, and Purchaser shall not have any obligation to pay to Parent any Earn-Out Payment in respect of the 2013 Earn-Out Period; and (B) if the Earn-Out Payment for the 2012 Earn-Out Period is less than the Earn-Out Cap, then the 2013 Earn-Out Payment shall be reduced, if necessary, such that the 2013 Earn-Out Payment does not exceed an amount equal to the Earn-Out Cap minus the 2012 Earn-Out Payment.

(d)         Purchaser will pay to Parent the Earn-Out Payment with respect to a specific Earn-Out Period, if any Earn-Out Payment is owed, no later than March 31st next succeeding such Earn-Out Period.  If Parent delivers an Earn-Out Protest Notice pursuant to Section 1.04(e) and it is ultimately determined pursuant to Section 1.04(e) that an additional amount for a particular Earn-Out Period is payable to Parent, then Purchaser shall, within three (3) Business Days after the parties agree to the determination of the Final Earnout Calculation Statement or the Independent Accounting Firm’s determination is delivered to Purchaser and Parent, as applicable, pay such additional amount in accordance with the Final Earn-Out Calculation Statement.  Purchaser shall pay each Earn-Out Payment, if any, in cash in immediately available funds.

(e)         On or prior to March 31st of each calendar year immediately following the expiration of each Earn-Out Period, Purchaser will calculate the Earn-Out Payment, if any, for such period and provide Parent with Purchaser’s calculation of the Earn-Out Payment (the “Earn-Out Calculation Statement”) and a copy of the Acquired Companies’ financial statements for such Earn-Out Period on which such calculation is based.  Parent shall have forty-five (45) days after delivery of the Earn-Out Calculation Statement by Purchaser to review the same and to deliver to Purchaser a written statement thereon (an “Earn-Out Protest Notice”).  During such forty-five (45) day period and the period of any dispute with respect to the application of this Section 1.04, Purchaser shall cooperate reasonably with Parent in connection with Parent’s review of the Earn-Out Calculation Statement and financial statements and the investigation of any disputed items, including by providing Parent and its Representatives with reasonable access to the books, records and personnel of the Acquired Companies and, solely to the extent relevant to such review and investigation, the books, records and personnel of Purchaser.  The Earn-Out Protest Notice shall list those items included in the Earn-Out Calculation Statement, if any, to which Parent takes exception and Parent’s proposed adjustment, including in reasonable detail the basis for the computation thereof.  The failure of Parent to deliver such Earn-Out Protest Notice within such forty-five (45) day period following delivery of the Earn-Out Calculation Statement will constitute Parent’s acceptance of the Earn-Out Calculation Statement as prepared by Purchaser.  If Parent timely delivers an Earn-Out Protest Notice to Purchaser and Purchaser does not give Parent notice of its objections to such Earn-Out Protest Notice within thirty (30) days following receipt of such Earn-Out Protest Notice, then Purchaser shall be deemed to have accepted the Earn-Out Calculation Statement as adjusted by Parent in the Earn-Out Protest Notice.  If Purchaser objects to the Earn-Out Protest Notice within said thirty (30) day period following delivery to Purchaser of the Earn-Out Protest Notice (the adjustments to which Purchaser objects being referred to herein as the “Contested Earn-Out Adjustments”), then Parent and Purchaser shall attempt to resolve the dispute regarding the Contested Earn-Out Adjustments.  If a final resolution thereof is not reached within ten (10) Business Days of Parent’s receipt of Purchaser’s objections thereto, either Parent or Purchaser shall thereafter be entitled to refer any remaining Contested Earn-Out Adjustments to the Independent Accounting Firm.  If there is such a referral to an Independent Accounting Firm, each of Parent and Purchaser agree, if requested by the Independent Accounting Firm, to execute a reasonable engagement letter and shall submit to the Independent Accounting Firm not later than ten (10) Business Days after its appointment, a written statement summarizing its position on the Contested Earn-Out Adjustments, together with such supporting documentation as it deems necessary.  The Independent Accounting Firm shall act as an arbitrator to determine, based solely on the materials submitted and presentations by Parent and Purchaser, and not by independent review, only the Contested Earn-Out Adjustments that have not been settled by negotiation and shall be instructed to render its decision within forty-five (45) days of its appointment or as soon thereafter as is reasonably practicable.  The decision of the Independent Accounting Firm as to the Contested Earn-Out Adjustments shall be final and binding on, and shall not be subject to appeal by, Parent or Purchaser and may be entered and enforced by any court having jurisdiction.  The Earn-Out Calculation Statement shall be revised as necessary to reflect the decision of the Independent Accounting Firm and the other modifications thereto previously agreed by Parent and Purchaser.  Each of Parent and Purchaser shall bear its own expenses incurred in connection with the resolution of the Earn-Out Calculation Statement, and the fees and expenses of the Independent Accounting Firm shall be shared equally by Parent, on the one hand, and Purchaser, on the other hand.  The term “Final Earn-Out Calculation Statement,” as used in this Agreement, shall mean the definitive Earn-Out Calculation Statement accepted by Parent or agreed to by Purchaser and Parent or the definitive Earn-Out Calculation Statement resulting from the determinations made by the Independent Accounting Firm in accordance with this Section 1.04(e) (in addition to those items theretofore accepted by Parent or agreed to by Purchaser and Parent).

(f)          Following the Closing Date, Purchaser will continue to operate the Acquired Companies during the period for which Parent is entitled to Earn-Out Payments in all material respects as previously operated, as one or more separate entities that continue to own and conduct their respective existing businesses, subject to this Section 1.04(f) and the business requirements of Purchaser and its Affiliates taken as a whole.  Purchaser will be permitted, following the Closing Date, to make changes in its reasonable discretion to the operations, corporate organization, personnel, accounting practices and other aspects of the Acquired Companies and their respective businesses so long as (i) such changes are made in good faith, in the best interests of the Acquired Companies, Purchaser and their respective Affiliates or to conform to standard practices applicable generally to other Purchaser Affiliates and (ii) Purchaser shall, and after the Closing Date, shall cause each Acquired Company to, take or not take, as applicable, those actions set forth on Schedule 1.04(f); provided, however, that nothing herein shall create a fiduciary duty on the part of Purchaser or, after the Closing Date, any Acquired Company in respect of any Earn-Out Payment.  Parent agrees and acknowledges that the Earn-Out Payments may be subject to a variety of contingencies, both foreseeable and unforeseeable, over which Purchaser and, after the Closing Date, the Acquired Companies, may have no control, including without limitation, the state of the economy generally and the industry in which the Acquired Companies operate, changes in interest rates, regulatory changes, the continuation of existing business relationships and the development of new relationships.  Accordingly, no assurances can be given, nor are any such assurances given, as to any amount, if any, of any Earn-Out Payments that may be paid, and Purchaser has not promised Parent any specific amount.  Parent further agrees and acknowledges that (i) Purchaser and its Affiliates are engaged in activities similar to the respective businesses of the Acquired Companies, which activities are separate and apart from the respective businesses of the Acquired Companies, and the results of operations of Parent and its Affiliates other than, after the Closing Date, the Acquired Companies, shall have no bearing on, or relationship to, the calculation of any Earn-Out Payments hereunder, and (ii) the impact of any assets or businesses acquired by Purchaser after the Closing Date that are merged with or otherwise contributed to any Acquired Company shall not be considered and shall have no bearing on the calculation of any Earn-Out Payments hereunder.  Parent further agrees and acknowledges that Purchaser, subject to this Section 1.04(f), shall have full authority to operate, and allocate resources among, its various Affiliates and businesses in accordance with its reasonable business judgment.

(g)         Purchaser shall not, and shall cause its Affiliates not to, cause any of the Acquired Companies to consolidate with or merge into, or sell, assign or transfer all or substantially all of the assets, or any portion of the stock or business of the Acquired Companies in a single transaction or series of related transactions, to, any other Person unless the Person with whom the Acquired Companies consolidates, or merges with or into, or to whom such portion of the Acquired Companies’ stock, assets or business is transferred, assumes all of the obligations of the Purchaser hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Purchaser as follows:

2.01       Organization, Authority and Qualification.

(a)          The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Nebraska.  The Company has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement.  The Company is duly licensed or qualified to do business and, in jurisdictions where such concept is recognized, is in good standing (or its local equivalent) in each jurisdiction in which the properties owned or leased by it or the operations of its business make such licensing or qualification necessary under applicable Law, except to the extent that the failure to be so licensed, qualified or in good standing individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.  A correct and complete copy of the Organizational Documents of the Acquired Companies, as amended to the date of the Agreement, has been made available to Purchaser, and each such Organizational Document is in full force and effect.

(b)         Parent is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  Parent has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by Purchaser, this Agreement is a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally.

2.02       Capitalization; Title to Shares.  The authorized capital stock of the Company consists of 3,000,000 shares of common stock, of which 948,503.332 shares were issued and outstanding as of the date of this Agreement.  The Shares are the only outstanding Equity Securities of the Company.  All of the issued and outstanding Shares are legally and beneficially owned by Parent, free and clear of Encumbrances. The Shares are duly authorized, validly issued, fully paid and non-assessable, are not subject to any right of first refusal and were not issued in violation of any Organizational Documents of the Company.  The Company has no outstanding options, warrants, rights, commitments, preemptive rights or agreements of any kind to which the Company is a party or by which the Company is bound which would obligate the Company to issue, deliver, purchase or sell any additional shares of capital stock or other Equity Securities of any kind in the Company.  Upon delivery to Purchaser at the Closing of the certificates representing the Shares, duly endorsed by Parent in blank or accompanied by stock powers duly endorsed by Parent in blank in proper form for transfer, Purchaser will have good and valid title to the Shares, free and clear of any Encumbrances, and neither Parent nor any Person other than Purchaser will have any right, title or interest in or to the Shares.  Other than the Shares, there are no bonds, debentures, notes or other debt or Equity Securities with voting rights on any matters on which shareholders of the Company may vote with respect to the Company.

2.03       Company Subsidiaries.  (A) The authorized capital stock of SAI consists of 200 shares of common stock, of which 100 shares were issued and outstanding as of the date of this Agreement; (B) the authorized capital stock of SAA consists of 10,000 shares of common stock, of which 1,000 shares were issued and outstanding as of the date of this Agreement; and (C) the authorized capital stock of Brecek consists of (i) 10,000,000 shares of Class A voting common stock, of which 571,053 shares were issued and outstanding as of the date of this Agreement, (ii) 10,000,000 shares of Class B nonvoting common stock, of which 386,108.83 shares were issued and outstanding as of the date of this Agreement and (iii) 10,000,000 shares of preferred stock, of which (1) 10,000 shares are designated as Series A Preferred Stock, 10,000 shares of which were issued and outstanding as of the date of this Agreement, (2) 15,000 shares are designated as Series B Preferred Stock, 15,000 shares of which were issued and outstanding as of the date of this Agreement and (3) 20,000 shares are designated as Series C Preferred Stock, 15,000 shares of which were issued and outstanding as of the date of this Agreement (the capital stock referred to in the immediately preceding clauses (A), (B) and (C), the “Subsidiary Shares”).  Except as set forth on Schedule 2.03, the Company owns all of the Subsidiary Shares free and clear of all Encumbrances, and the Subsidiary Shares are the only outstanding Equity Securities of the Company Subsidiaries. All Subsidiary Shares are duly authorized, validly issued, fully paid and non-assessable, are not subject to any right of first refusal and were not issued in violation of any Organizational Documents of the applicable Company Subsidiary.  The Company Subsidiaries have no outstanding options, warrants, rights, commitments, preemptive rights or agreements of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound which would obligate any of them to issue, deliver, purchase or sell any additional shares of capital stock or other Equity Securities of any kind in any of the Company Subsidiaries.  Other than the Subsidiary Shares, there are no bonds, debentures, notes or other debt or Equity Securities of the Company Subsidiaries with voting rights on any matters on which shareholders of any of the Company Subsidiaries may vote with respect to the Company Subsidiaries.  Except as set forth on Schedule 2.03, each Company Subsidiary (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation; (b) has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement; and (c) is duly licensed or qualified to do business and, in jurisdictions where such concept is recognized, is in good standing (or its local equivalent) in each jurisdiction in which the properties owned or leased by it or the operations of its business make such licensing or qualification necessary under applicable Law, except, in each case set forth in this clause (c), where the failure to be so existing and in good standing, to have such power and authority or to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Other than with respect to the Company Subsidiaries and except as set forth on Schedule 2.03, the Acquired Companies do not own, directly or indirectly, any capital stock, limited liability company or partnership interest, joint venture interest or other equity interest in any other Person.

2.04       No Conflicts.  Except as set forth on Schedule 2.04, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and shall not (i) violate, conflict with or result in the breach of the Organizational Documents of Parent or any of the Acquired Companies or (ii) assuming that all Consents contemplated by Section 2.05 have been obtained, and except as may result from any facts or circumstances relating to Purchaser or any of its Affiliates, (a) conflict with or violate any Law or Governmental Order applicable to Parent or any of the Acquired Companies, as applicable, (b) result in the creation of, or give any third party the right to create, any Encumbrance upon the assets of any of the Acquired Companies, (c) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which any of the Acquired Companies is a party, (d) result in any suspension, revocation, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to any of the Acquired Companies or (e) violate, conflict with or result in a breach of or default under (with or without due notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which Parent or any of the Acquired Companies is a party or by which Parent or any of the Acquired Companies or any of their respective properties or assets may be bound, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.05       Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and shall not require any Consent of any Governmental Authority or Self-Regulatory Organization, except: (a) filings of applications and notices with, and receipt of approvals or non-objections from, FINRA (the “Company Required Regulatory Approvals”); (b) pursuant to the requirements of the HSR Act or under the antitrust or competition Laws of applicable foreign jurisdictions; (c) Consents set forth on Schedule 2.05; (d) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates; or (e) such Consents the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

2.06       Financial Statements; Books and Records; Internal Controls; No Undisclosed Liabilities.

(a)         Parent has delivered to Purchaser true and complete copies of (i) the consolidated financial statements of the Acquired Companies (including all notes thereto), consisting of the audited balance sheet as of December 31, 2010 and the unaudited statement of income as of and for the year ended December 31, 2010; (ii) the unaudited consolidated financial statements of the Acquired Companies (including all notes thereto), consisting of the balance sheet as of June 30, 2011 and the statements of income as of and for the three and six month periods ended June 30, 2011; and (iii) the audited financial statements (including all notes thereto) as of and for each of the fiscal years in the three-year period ended December 31, 2010 for SAI (collectively, the “Financial Statements”), which Financial Statements are set forth on Schedule 2.06(a).  Except as set forth on Schedule 2.06(a)(ii), the Financial Statements are derived from the books and records of the Acquired Companies and have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (except as set forth in the notes attached thereto), and present fairly, in all material respects, the consolidated financial position of the Acquired Companies as of the dates thereof and the results of operations and cash flows of the Acquired Companies for the periods covered thereby, except that the unaudited financial statements contained in the Financial Statements omit footnotes and are subject to normal, recurring year-end adjustments and accruals.

(b)         The books of account and other similar financial books and records of the Acquired Companies have been maintained, in all material respects, in accordance with good business practice in the industry in which the Acquired Companies operate and are complete and correct in all material respects.

(c)         Each of the Acquired Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) the respective transactions of each of the Acquired Companies are recorded as necessary to permit preparation of the respective financial statements of such Acquired Company in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)         Since January 1, 2009, to the Knowledge of Parent, no director, officer, employee, registered representative, auditor, accountant or representative of any Acquired Company has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of such Acquired Company or its internal accounting controls, including any complaint, allegation, assertion or claim that such Acquired Company has engaged in questionable accounting or auditing practices.  Since January 1, 2009, there have been no internal investigations outside the course of customary review processes and procedures regarding the accounting or revenue recognition practices of any Acquired Company.

(e)         The Acquired Companies do not have any Liabilities except for (i) Liabilities incurred in the ordinary course of business after June 30, 2011; (ii) Liabilities and obligations disclosed, reflected or reserved for in the Financial Statements; (iii) Liabilities and obligations incurred in connection with the transactions contemplated by this Agreement; (iv) Liabilities discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice; (v) other Liabilities, indebtedness and obligations that are disclosed in response to any representation or warranty contained in this Article II and (vi) other Liabilities which, individually or in the aggregate, do not exceed $100,000.

2.07       Litigation.  Except as set forth on Schedule 2.07, no Action of any kind or nature by or against any of the Acquired Companies is pending or, to the Knowledge of Parent, threatened in writing, including without limitation any Action challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.  Except as set forth on Schedule 2.07, there are no Actions pending, or to the Knowledge of Parent, threatened in writing, against any of the Acquired Companies by or before any Governmental Authority or Self-Regulatory Organization which would, individually or in the aggregate, reasonably be expected to be material.  Neither Parent nor the Acquired Companies are subject to any judgment, decree, injunction or order of any Governmental Authority or Self-Regulatory Organization which would materially impair or delay Parent’s ability to consummate the transactions contemplated hereby.

2.08       Compliance with Laws; Regulatory Compliance.

(a)         Except with respect to those matters described in Section 2.09, Section 2.11 and Section 2.12, which are governed solely by those Sections, and except as set forth on Schedule 2.08(a), to the Knowledge of Parent, each of the Acquired Companies is in compliance in all material respects with all Laws applicable to the Acquired Companies or any of their respective assets and properties.

(b)         Except as set forth on Schedule 2.08(b), to the extent required by Law, each Acquired Company that acts as an investment adviser that is required to be registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) or the laws of any state is duly registered.  Except as set forth on Schedule 2.08(b), each Acquired Company that acts as an investment adviser, unless exempt from registration, is registered, licensed and qualified in all jurisdictions where the conduct of its business requires such registration, licensing or qualification except where the failure to be so registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)          Except as set forth on Schedule 2.08(c), no Acquired Company that acts as an investment adviser nor, to the Knowledge of Parent, any person that is an investment advisory representative of an Acquired Company is ineligible or disqualified pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or person “associated” (as defined in the Advisers Act) with a registered investment adviser, nor is there any proceeding or investigation pending, or, to the Knowledge of Parent, threatened in writing by, any Governmental Authority, which would reasonably be expected to become the basis for any such ineligibility or disqualification.

(d)          Except as set forth on Schedule 2.08(d), each Acquired Company that is required to be registered as a broker-dealer with the United States Securities and Exchange Commission (“SEC”) or the securities commission or similar authority of any state or foreign Governmental Authority is duly registered as such and such registrations are in full force and effect.  Except as set forth on Schedule 2.08(d), to the Knowledge of Parent, each of the respective employees or independent contractors of the Acquired Companies who is required to be registered as a principal, a registered representative, investment banking representative or a salesperson (or any limited subcategory thereof) with the SEC, the securities commission or similar authority of any Governmental Authority or any Self-Regulatory Organization is duly registered as such and such registrations are in full force and effect.

(e)          Except as set forth on Schedule 2.08(e), as of the date of this Agreement, all approvals, permits and licenses of Governmental Authorities and all Self Regulatory Organization Authorizations (collectively, “Permits”) required to conduct the business of the Acquired Companies, as conducted on the date hereof, are in the possession of one or more of the Acquired Companies, as applicable, are in full force and effect and the business of the Acquired Companies is being operated in compliance therewith, except for such Permits the failure of which to possess or with which to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.08(e), since January 1, 2010, none of the Acquired Companies has received any written, or, to the Knowledge of Parent, oral, notice from any Governmental Authority or Self Regulatory Organization relating to the revocation, suspension, non-renewal or material adverse modification of any Permits. A list of jurisdictions in which any Acquired Company engages in the sale of securities or insurance is set forth on Schedule 2.08(e).

(f)          Each of the Acquired Companies has complied in all material respects, and is in compliance in all material respects, with all escheat, unclaimed or abandoned property and any similar Laws in each applicable jurisdiction.

2.09        Certain Brokerage Matters.  Except as set forth on Schedule 2.09:

(a)          SAI:

(i)          is a broker-dealer registered with the SEC pursuant to Section 15 of the Exchange Act; is a member of FINRA, and its current Form BD, as amended (“Form BD”) is complete and accurate in all material respects, and, except as set forth in Schedule 2.09 or in SAI’s Form BD, there has not been, since January 1, 2009 through the date of this Agreement, nor as of the date of this Agreement is there currently pending or, to the Knowledge of Parent, threatened in writing, any disciplinary proceeding undertaken by FINRA concerning SAI or any of its officers, directors, partners, employees, registered principals or registered representatives that would be required to be disclosed on SAI’s Form BD;

(ii)         is duly registered with the Securities Investor Protection Corporation (“SIPC”) and has paid or has made adequate provision for the payment of all SIPC assessments as of and through December 31, 2011;

(iii)        has been and is in compliance in all material respects with the applicable net capital provisions of the Exchange Act and applicable rules of Self-Regulatory Organizations addressing net capital requirements including, without limitation, all applicable regulatory net capital requirements (including any applicable “early warning” and “expansion-contraction” capital requirements);

(iv)        has adopted record-keeping systems that comply in all material respects with the requirements of Section 17 of the Exchange Act and applicable rules of Self-Regulatory Organizations, and has maintained its records in accordance therewith, except where the failure to so maintain its records in accordance therewith would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(v)         is not, nor is any “person associated with” it (as defined in the Exchange Act), subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, nor is it subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of, its registration as a broker-dealer under Section 15 of the Exchange Act and, to the Knowledge of Parent, there is no current investigation as of the date of this Agreement, whether formal or informal, or whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitation, suspension or revocation;

(vi)        has a “security” or “security entitlement” (as defined in the Uniform Commercial Code) in all securities or investments owned by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any lien, except (i) to the extent such securities are pledged in the ordinary course of business consistent with past practices to secure its obligations or (ii) arising by operation of Law. Such securities are valued on SAI’s books in accordance with GAAP;

(vii)       as of June 30, 2011, owes no fees or assessments to any Self-Regulatory Organization for which bills have been received by it;

(viii)      since January 1, 2009 through the date of this Agreement, has not failed to disclose any information that would be required to be disclosed by SAI on Forms G-37/G-38t of the Municipal Securities Rule Making Board (“MSRB”) or recorded by SAI pursuant to MSRB Rule G-8(a)(xvi), except where the failure to so disclose such information would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ix)         is not acting as a designated market maker unit for any securities on any securities exchange;

(x)          has in effect as of the date of this Agreement a blanket broker-dealer fidelity bond as summarized in Schedule 2.09;

(xi)         has filed all of its FOCUS Reports required to be filed by it since January 1, 2009.  The financial statements of SAI included in such FOCUS Reports have been prepared, in all material respects, in conformity with GAAP and present fairly, in all material respects, the financial position of SAI at the respective dates thereof and the results of operations for the periods covered thereby, except in the case of unaudited financial statements, to normal year-end adjustments and the absence of footnote disclosure;

(xii)        has made available to Purchaser a list of customer complaints reportable on Form U-4 which have been made since January 1, 2009 against any of the Acquired Companies, or any of their respective adviser representatives or registered representatives and which are set forth in Schedule 2.09. Except as set forth in Schedule 2.09, as of the date of this Agreement, no such complaints are pending, or to the Knowledge of Parent threatened in writing; and

(xiii)       all swap, forward, futures, option, or any similar agreements or arrangements executed or arranged by SAI constitute valid and legally binding obligations of SAI and, to the Knowledge of Parent, are enforceable in accordance with their terms against SAI and, to the Knowledge of Parent, the counter-party, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether such enforceability is considered in a proceeding in equity or at law).  To the Knowledge of Parent, as of the date of this Agreement, neither SAI nor other party thereto is in material breach of any of its obligations under any such agreement or arrangement.

(b)          Investment Advisers.  SAA and Brecek:

(i)          are investment advisers registered with the SEC pursuant to Section 203 of the Advisers Act.  Full and complete copies of Part 2 of their most recently filed Forms ADV, as amended (“Form ADV”), have been made available to Purchaser and such Forms ADV are complete and accurate in all material respects;

(ii)         have not been, nor have, to the Knowledge of Parent, as of the date of this Agreement, any “advisory affiliates” (as defined in Form ADV) of SAA or Brecek been, in connection with the performance of his/her duties and/or services for SAA or Brecek, as applicable, except as already set forth in the Form ADV, subject to any other form of liability or discipline whatsoever, imposed by a Governmental Authority, which would be required to be disclosed on Form ADV;

(iii)        as of the date of this Agreement, have not been, nor has, to the Knowledge of Parent, any person “associated” (as defined in the Advisers Act) with SAA or Brecek been, in connection with the performance of his/her duties and/or services for SAA or Brecek, as applicable, subject to any cease and desist, censure or other disciplinary or similar order issued by any Governmental Authority;

(iv)        have adopted a code of ethics and policies and procedures that comply in all material respects with Section 204A of the Advisers Act and Rule 204A-1 thereunder;

(v)         are duly registered in any state or other jurisdiction where their business as an investment adviser would require registration, and are in compliance in all material respects with all laws of such state or other jurisdiction regarding such registration and such business activities;

(vi)        have made available to Purchaser full and complete copies of each form of investment advisory contract currently being provided to prospective investment advisory clients as of the date of this Agreement;

(vii)       are the only companies required to be registered as an investment adviser in any jurisdiction or with any Governmental Authority, and no Affiliate, director, officer, employee or advisor representative thereof is, to the Knowledge of Parent or the Acquired Companies, in connection with the performance of his/her duties and/or services for such investment adviser, subject to any material liability or disability by reason of his/her failure to register; and

(viii)      have at all times been in compliance with the terms of each investment advisory contract to which it is a party and no event has occurred or condition exists that constitutes, or with notice or the passage of time will constitute, an event of default, except as would not have a Material Adverse Effect on SAA or Brecek.  Each such investment advisory contract complies with the restrictions set forth in Section 205 of the Advisers Act in all material respects.

(ix)         have not deviated in any material respect from the standard forms of investment advisory contracts and addenda thereto used, copies of which have been made available to Purchaser, except for changes relating to compensation or changes that are not materially adverse to the interests of such investment adviser; and

(x)          have maintained and preserved books and records that comply in all material respects with Section 204 of the Investment Advisor Act and the rules promulgated thereunder and has disseminated no advertising material in contravention of Rule 206(4)-1.

2.10        Insurance Matters.  Except as set forth on Schedule 2.10, since January 1, 2009, each of the Acquired Companies:

(a)          has, to the extent applicable, complied in all material respects with FINRA Rules 2320 and 2330 governing the activities of members with regard to the offer and sale of variable contracts and has maintained appropriate compensation records in accordance therewith;

(b)          has, to the extent applicable, followed the guidelines set forth in NASD IM-2210-2 in all material respects as it applies to its communications to the public about variable annuities, whether those communications be individualized letters, presentations, sales literature or advertisements;

(c)          is, to the extent required, licensed as an authorized insurance agency in each jurisdiction in which it presently offers or sells insurance and, to the extent required, to the Knowledge of Parent, each of its employees and independent contractors that offers or sells insurance in such jurisdiction on behalf of any of the Acquired Companies (and solely with respect to his/her offer and sale thereof) is licensed as an authorized insurance agent in such jurisdiction, in each case, for the type of insurance any of the Acquired Companies presently offer or sell in such jurisdictions; and meets, and, to the Knowledge of Parent, each of its employees and independent contractors that effectuates such offers and sales meets (and solely with respect to his/her offer and sale thereof), in all material respects, all statutory and regulatory requirements of all applicable Governmental Authorities which have jurisdiction over such offers or sales.  Schedule 2.10 sets forth each state in which any Acquired Company is an admitted or non-admitted insurance agent; and for each state in which it is non-admitted, but is required to be admitted, whether it has been approved or disapproved; and

(d)          has not, nor has, to the Knowledge of Parent, any employee or independent contractor thereof, been disciplined in any manner by any Governmental Authority for activity related to the offer or sale of insurance by any Acquired Company, except as listed on Schedule 2.10.

2.11        Taxes.  Except as set forth on Schedule 2.11:

(a)          Each of the Acquired Companies has filed or will file (or there have been filed or will be filed on its behalf) all Tax Returns required to be filed by it before the Closing Date; all such Tax Returns are or will be complete and accurate in all material respects; and each of the Acquired Companies has withheld and reported all material Taxes as required by Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.  None of the Acquired Companies currently is the beneficiary of any extension of time within which to file a Tax Return.

(b)          All material Taxes of the Acquired Companies due and payable on or prior to the Closing Date have been or will be paid, except for any such Taxes (i) being contested or challenged in good faith and disclosed on Schedule 2.11, (ii) not in excess of the reserve for Tax liabilities reflected on the books and records of the Acquired Companies as adjusted through the Closing Date for current Taxes payable in the ordinary course of business.

(c)          There are no pending claims, actions, suits, proceedings or investigations for the assessment or collection of material Taxes with respect to any of the Acquired Companies.  Since January 1, 2009, none of the Acquired Companies has received from any Governmental Authority (including jurisdictions where the Acquired Companies have not filed Tax Returns) any unresolved written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against any Acquired Company or any of its Subsidiaries.  None of the Acquired Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)          As of the date of this Agreement, none of the Acquired Companies have or has had a taxable presence in any jurisdiction other than the jurisdictions for which Tax Returns have been duly filed.  No unresolved claim has ever been made in writing by a Tax authority in a jurisdiction where any of the Acquired Companies does not file Tax Returns that any of the Acquired Companies is or may be subject to taxation by that jurisdiction.

(e)          None of the Acquired Companies is a party to any Tax allocation, indemnification or sharing agreement with any Person that is not one of the Acquired Companies except to the extent that such agreement shall have no force or effect after the Closing Date.

(f)          None of the Acquired Companies has entered into, has any liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4 of the Treasury Regulations.

(g)          There is no power of attorney given by or binding upon any of the Acquired Companies with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(h)          There are no liens for Taxes against the shares of any of the Acquired Companies or any of the Acquired Companies’ assets, except for liens for Taxes (x) not yet due and payable or (y) being contested in good faith and for which reserves in the amount of such contested Taxes have been included in the Financial Statements.

(i)          No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any of the Acquired Companies that would be effective after the Closing Date, and no such agreement or ruling has been applied for and is currently pending.

(j)          None of the Acquired Companies shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for any taxable period ending on or prior to the Closing Date, (ii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) any agreement with any Governmental Authority executed on or prior to the Closing Date, (iv) any election relating to the deferral of income or (v) any prepaid amount received on or prior to the Closing Date.

(k)          Parent has delivered or made available to Purchaser: (i) correct and complete copies of all Tax Returns required to be filed by the Acquired Companies for which the applicable statute of limitations has not expired that were requested by Purchaser; (ii) all ruling requests, technical advice memoranda, closing agreements or similar documents relating to the Acquired Companies that could reasonably be expected to affect any taxable period ending after the Closing Date or for which the applicable statute of limitations has not expired that were requested by Purchaser; and (iii) all revenue agent’s reports, notices or proposed notices of deficiency or assessment, audit reports, information document requests, material correspondence and other similar documentation relating to Taxes or Tax Returns of the Acquired Companies relating to any taxable period for which the applicable statute of limitations has not expired that were requested by Purchaser.  Each of the Acquired Companies has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

The representations and warranties set forth in this Section 2.11 shall constitute Parent’s only representations with respect to Taxes and Tax Returns.

2.12        Employee Benefits.

(a)          Schedule 2.12(a) contains a true and complete list as of the date hereof of each (i) deferred compensation, bonus, commission, incentive compensation, or equity compensation plan, program, agreement and/or arrangement; (ii) severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); (iii) profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); (iv) employment, consulting, termination, severance and/or change in control agreement; and (v) other employee benefit plan, fund, program, agreement or arrangement, whether or not subject to ERISA, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any ERISA Affiliate, for the benefit of any employee or former employee of the Company or any of the Company Subsidiaries or with respect to which the Company or any Company Subsidiary has or may have any actual or contingent  liability or obligation (collectively, but not including any Multiemployer Plan (as defined below), the “Plans”).  For purposes of this Section 2.12, the “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code and/or Section 4001(b)(i) of ERISA.  Except as set forth on Schedule 2.12(a), no Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(b)          With respect to each Plan, the Company has heretofore delivered or made available to Purchaser true and complete copies of each of the following documents: (1) a copy of the Plan and any material amendments thereto; (2) a copy of the most recent Summary Plan Description required under ERISA with respect thereto, if applicable; (3) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement; (4) the most recent opinion or determination letter received from the IRS with respect to each Plan intended to qualify under Section 401 of the Code; and (5) copies of the most recent Forms 5500 annual report and accompanying schedules, the most recent actuarial report (to the extent applicable) and the nondiscrimination testing results for the most recent plan year for which such testing is available.

(c)          All premiums, contributions or other payments required to be made with respect to any Plan on or prior to the date hereof have been timely made except as would not result in material liability under the Plan or are reflected on the Company’s (or applicable Company Subsidiary’s) balance sheet.  Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.  To the Knowledge of Parent, no “prohibited transaction” or “reportable event”, each within the meaning of the applicable provisions of ERISA and the Code, has occurred with respect to any Plan. To the Knowledge of Parent, there are no pending, threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than ordinary course or routine claims for benefits), and, to the Knowledge of Parent, no material audits, inquiries, reviews, proceedings, claims or demands with respect to any Plan are pending with any governmental or regulatory agency.  To the Knowledge of the Parent, there have been no acts or omissions by the Company or any ERISA Affiliate that have given or could give rise to any material fines, penalties taxes or related charges under Section 502 of ERISA or Section 511 of the Code.

(d)          Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received an opinion or determination letter from the IRS stating that it is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Parent, no action or omission has occurred with respect to any such Plan since the date of such opinion or determination letter which could reasonably be expected to adversely affect its qualification.

(e)          The Company is not obligated under any Plan to provide medical or death benefits with respect to any employee or former employee of the Company or its predecessors after termination of employment, except as required under Section 4980B of the Code or Part 6 of Title I of ERISA (“COBRA”) or other applicable Law.  No Plan is a self-insured group health plan.

(f)          The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of any Acquired Company to severance pay, termination pay or other similar benefit or compensation, and/or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, consultant or officer.  No amounts payable under the Plans or otherwise in connection with the consummation of the transactions contemplated by this Agreement will be classified as an excess parachute payment, and fail to be deductible for federal income tax purposes, under Section 280G of the Code.

(g)          Neither the Company, a Company Subsidiary nor any ERISA Affiliate contributes or is required to contribute to, or has any actual or contingent liability (including withdrawal liability) under, a “multiemployer pension plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(h)          The representations and warranties set forth in this Section 2.12 shall constitute the only representations and warranties with respect to the Plans, ERISA or any other matter relating to employee benefits.

2.13        Labor Matters.

(a)          As of the date of this Agreement, except as set forth on Schedule 2.13:

(i)          none of the Acquired Companies is party to, nor bound by, any labor agreement or collective bargaining agreement with any labor union or labor organization, nor, to the Knowledge of Parent, is any such agreement in the process of being discussed with any Acquired Company with respect to its employees;

(ii)         there is not presently pending or, to the Knowledge of Parent, threatened, any strike, slowdown, picketing, lockout or work stoppage against any of the Acquired Companies; and

(iii)        to the Knowledge of Parent, there are no labor union organizing activities with respect to any employees of the Acquired Companies.

(b)          The Acquired Companies are and have been in compliance in all material respects with all applicable Laws relating to the employment of labor, including applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, payroll documents, equal opportunity, immigration compliance, occupational health and safety, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability, unemployment compensation, whistleblower laws and collective bargaining, and each Acquired Company is in compliance in all material respects with all applicable Laws concerning classification or retention of independent contractors.  There is not any pending claim or, to the Knowledge of Parent, any claim threatened by any past or present director, officer, employee, independent contractor or agent of any Acquired Company with respect to any Acquired Company’s employment practices, including, but not limited to, wrongful termination, sexual harassment and discrimination.

2.14        Real Property.

(a)          Schedule 2.14(a)(i) contains a list as of the date hereof of leases (the “Leases”) requiring annual rental payments in an aggregate amount equal to or in excess of $50,000 pursuant to which an Acquired Company leases real property as tenant (the “Leased Real Property”), the name of the current tenant thereunder and the location of such Leased Real Property.  The Company has made available to Purchaser a true and complete copy of each of the Leases.  Except as set forth on Schedule 2.14(a)(ii), with respect to each of the Leases, (i) such Lease is in full force and effect, enforceable against the applicable lessor to the Knowledge of the Parent, and the applicable Acquired Company has a good and valid leasehold interest in the Leased Real Property pursuant to such Lease, and (ii) there is no material default (or any conditions or events that, after notice or the lapse of time or both, would constitute a material default) by the applicable Acquired Company under any obligation, covenant or condition contained in such Lease.  Except as set forth on Schedule 2.14(a)(iii), the applicable Acquired Company is in possession of the Leased Real Property and no third party currently occupies or uses the Leased Real Property pursuant to any lease, license or occupancy agreement.

(b)          None of the Acquired Companies owns any real property.

(c)          Except as set forth on Schedule 2.14(c), with respect to the Leased Real Property, as of the date hereof: (i) there are no pending or, to the Knowledge of Parent, threatened condemnation proceedings or pending litigation, claims, Actions, investigations or administrative actions relating to such Leased Real Property and (ii) such Leased Real Property is in compliance with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Leased Real Property, except in the case of the immediately preceding clause (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.15        Intellectual Property.

(a)          Schedule 2.15(a) sets forth, for the Intellectual Property owned by any of the Acquired Companies, a list of all material U.S. and foreign:  (i) issued patents and pending patent applications; (ii) trademark and service mark registrations and applications for registration; (iii) copyright registrations and applications for registration; and (iv) all other material Intellectual Property used in the business of any of the Acquired Companies.  To the Knowledge of Parent as of the date hereof, the foregoing registrations are in effect and subsisting, except as otherwise noted on Schedule 2.15(a).

(b)          Except as set forth on Schedule 2.15(b), to the Knowledge of Parent, as of the date hereof, (i) the Acquired Companies have such ownership of or such rights by license, lease or other agreement to such Intellectual Property as is necessary to conduct the business of the Acquired Companies as currently conducted; (ii) the conduct of the business of the Acquired Companies as currently conducted by the Acquired Companies does not infringe or otherwise violate any Person’s Intellectual Property, and there are no pending or, to the Knowledge of Parent, threatened Actions of which the Acquired Companies has been given notice by any Person against its use of any Intellectual Property; and (iii) no Person is infringing or otherwise violating, in each case, in any material respect, any Intellectual Property owned by any of the Acquired Companies, and no such claims are pending or threatened against any Person by any of the Acquired Companies.

(c)          To the Knowledge of Parent, as of the date hereof, (i) the Acquired Companies are in compliance in all material respects with applicable Law, as well as their own policies, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Acquired Companies, and (ii) no claims are pending or threatened in writing against any Acquired Company alleging a violation of any Person’s privacy or personal information.

2.16        Absence of Certain Changes.

(a)          Except as set forth on Schedule 2.16(a), since June 30, 2011 to the date of this Agreement:

(i)          the business of each of the Acquired Companies has been conducted in all material respects in the ordinary course consistent with prior practice;

(ii)         none of the Acquired Companies has declared, set aside or paid any dividend or other distribution (whether in cash, stock, property or in kind) with respect to its capital stock or made any indirect redemption, purchase or other acquisition of any of its capital stock;

(iii)        none of the Acquired Companies has mortgaged, pledged or subjected to any Encumbrance any portion of its assets, except Permitted Encumbrances, or incurred any Indebtedness;

(iv)        none of the Acquired Companies has issued, sold or acquired any of its Equity Securities;

(v)         none of the Acquired Companies has made any material capital expenditures, commitments or purchases of assets therefor, or entered into any Contracts,  except in the ordinary course of business of the Acquired Companies;

(vi)        none of the Acquired Companies has made any material change in accounting methods, principles or practices, except insofar as required by GAAP or applicable Law;

(vii)       none of the Acquired Companies has increased any compensation or other remuneration payable to or for the benefit of or committed to be paid to or for the benefit of any shareholder, director, officer or agent of any of the Acquired Companies or in any benefits granted for the benefit of any such shareholder, director, officer or agent, including, without limitation, the payout ratios or percentages applicable to any person, except in each case for increases in compensation, remuneration, or benefits in the ordinary course of business consistent with past practice;

(viii)      none of the Acquired Companies has made any change in any Tax election.

(b)          Except as set forth in Schedule 2.16(b), since June 30, 2011 there has not occurred any change or event that has had or would reasonably be expected to have a Material Adverse Effect.

2.17        Disclosed Contracts.  Schedule 2.17 contains an accurate list as of the date of this Agreement of all the Contracts of the following types to which any of the Acquired Companies is a party or to which any of its assets or properties is subject (the “Disclosed Contracts”):

(a)          any collective bargaining agreement or similar agreement with a labor union or labor organization;

(b)          any Contract with any executive officer or director of any of the Acquired Companies;

(c)          any Contract that materially impairs the ability of any of the Acquired Companies to freely conduct their respective businesses;

(d)          any: (x) Contract (i) with a customer who generates at least $250,000 in gross revenue for the Acquired Companies, taken as a whole, in any calendar year, (ii) with a Fund or any Affiliated Person (as defined in Section 2(a)(3) of the Investment Company Act) of a Fund which generates at least $250,000 in gross revenue for the Acquired Companies, taken as a whole, in any calendar year or (iii) for the purchase of products or services by any of the Acquired Companies that involve payments by any of the Acquired Companies of at least $250,000 in any calendar year and (y) Contract to sell or otherwise dispose of any assets having a fair market value in excess of $250,000;

(e)          any license agreement pursuant to which any Acquired Company (x) has acquired the right to use Intellectual Property, other than software that is generally commercially available, or (y) has granted to any third party the right to use Intellectual Property owned by any Acquired Company;

(f)          any agreement, commitment or other Contract relating to Indebtedness of the Company or a Company Subsidiary in an amount in excess of $250,000;

(g)          any guarantee of any material obligation (other than a guarantee by the Company of a Company Subsidiary’s debts or a guarantee by a Company Subsidiary’s debts of another Company Subsidiary’s debts;

(h)          any partnership, joint venture or other similar agreement; and

(i)          any single Contract or purchase order providing for an expenditure by any of the Acquired Companies or their subsidiaries in excess of $250,000.

The Company has made available to Purchaser a true and complete copy of each Disclosed Contract.  Each Disclosed Contract is valid and binding on the applicable Acquired Company and, to the Knowledge of Parent, is valid and binding on the other parties thereto except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally.  Except as set forth on Schedule 2.17, as of the date hereof, no Acquired Company that is a party to any Disclosed Contract and, to the Knowledge of Parent, no other party thereto is in material default or breach under any such Contract, and there are no pending or, to the Knowledge of Parent, threatened material claims affecting any Disclosed Contract.

2.18        Affiliate Transactions.  Except as set forth in the Financial Statements or as set forth on Schedule 2.18, as of the date hereof, there are no existing Contracts or business relationships between (a) the Company or any of the Company Subsidiaries, on the one hand, and (b) Parent or any Affiliate of Parent (other than the Company or any of the Company Subsidiaries), on the other hand, including any Indebtedness owed by or Indebtedness owed to the Company or any of the Company Subsidiaries, guarantees provided by or on behalf of the Company or any of the Company Subsidiaries or agreements to provide to or receive from the Company or the Company Subsidiaries material goods or services.

2.19        Certain Business Practices.  To the Knowledge of Parent, since January 1, 2009, none of the Acquired Companies nor any director, officer, agent, employee or Affiliate of any Acquired Company is aware of any action, or any allegation of any action, or has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, 15 USC 78dd-1, et seq., as amended, and the rules and regulations thereunder (the “FCPA”).

2.20        Environmental Matters.  (a) Each of the Acquired Companies is in material compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining and substantial compliance with Permits required under Environmental Laws; (b) there is no investigation, suit, claim or legal proceeding under Environmental Laws pending or, to Parent’s knowledge, threatened against any Acquired Company, (c) no Acquired Company has received written notice alleging liability under Environmental Laws, or is subject to any written pending order, settlement, judgment, injunction or decree under Environmental Laws, and (d) no Acquired Company has generated, stored or disposed of any Hazardous Material on, in, or at any property currently owned, operated, occupied or leased by any Acquired Company in material violation of applicable Environmental Laws.

2.21        Brokers.  Parent shall be solely responsible for the fees and expenses of Lazard Fréres & Co. LLC and each other broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission or any reimbursement of expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Acquired Company.

2.22        Disclaimer.  EXCEPT AS SET FORTH IN THIS ARTICLE II, NONE OF PARENT, THE COMPANY, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF PARENT, THE COMPANY OR THEIR RESPECTIVE AFFILIATES.  ANY SUCH OTHER REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Parent as follows:

3.01        Organization and Authority of Purchaser.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the state of its organization.  Purchaser has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement.  The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all requisite corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser, and assuming due authorization, execution and delivery by Parent, this Agreement is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally.

3.02        No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser do not and shall not (i) violate, conflict with or result in the breach of the Organizational Documents of Purchaser or (ii) assuming that all Consents contemplated by Section 3.03 have been obtained, (a) conflict with or violate any Law or Governmental Order applicable to Purchaser or (b) violate, conflict with or result in a breach of or default under (with or without due notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound except, in the case of clause (ii) as would not, individually or in the aggregate, materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.03        Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement by Purchaser do not and shall not require any Consent of any Governmental Authority or Self-Regulatory Organization, except: (a) pursuant to the requirements of the HSR Act or under the antitrust or competition Laws of applicable foreign jurisdictions; (b) Consents set forth on Schedule 3.03; or (c) such Consents the failure of which to obtain would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.

3.04        Litigation.  As of the date hereof, no Action by or against Purchaser or any of its Affiliates are pending or, to the Knowledge of Purchaser, threatened in any written notice addressed and delivered to Purchaser, challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.  As of the date hereof, there are no Actions pending against Purchaser by or before any Governmental Authority or Self-Regulatory Organization which would prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.  Purchaser is not subject to any judgment, decree, injunction or order of any Governmental Authority or Self-Regulatory Organization which would materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

3.05        WARN Act.  Purchaser has no intention with respect to the Company to engage in a “plant closing” or “mass layoff,” as such terms are defined in the WARN Act or any similar applicable state or local Law, within ninety (90) days after the Closing Date.

3.06        Permits.  To the Knowledge of Purchaser, Purchaser (or its successor or permitted assigns) shall be as the owner of the Acquired Companies qualified to hold any Permits necessary to operate the Acquired Companies.

3.07        Qualification to Purchase.

(a)          The Shares are being acquired for investment purposes only for Purchaser’s own account and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities Laws.

(b)          Purchaser is an “Accredited Investor” as defined in the Securities Act and Regulation D thereunder.  Purchaser is experienced and sophisticated with respect to the transactions contemplated by this Agreement and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares.  Purchaser is aware that it must bear the economic risk of its investment in the Company for an indefinite period of time because the Shares have not been registered under the Securities Act or under any applicable state securities Laws and, therefore, cannot be sold unless the Shares are subsequently registered under the Securities Act and any applicable state securities Laws or pursuant to an exemption thereunder.  Purchaser recognizes the highly speculative nature and risk of loss associated with an investment in the Company and that it could suffer a complete loss of the investment and is capable of bearing the economic risks of such loss.

3.08        Access; Investigation by Purchaser.  Purchaser is an informed and sophisticated purchaser that is, and has engaged expert advisers that are, experienced in the valuation and purchase of stock, property and assets such as the Shares contemplated hereby.  Purchaser has conducted its own independent review of the assets, books, records and Contracts of the businesses of the Acquired Companies and has met with officers and other representatives of the Company for the purpose of investigating and obtaining information regarding the Acquired Companies’ operation of their respective businesses and their financial and legal affairs in order to enable Purchaser to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

3.09        No Material Impediment.  Since January 1, 2010 through the date of this Agreement, there has not been any event relating to Purchaser or any of its Subsidiaries that will or is reasonably likely to prevent the Acquired Companies from conducting, or materially impede their ability to conduct, their respective businesses (including fulfillment of their obligations under all Material Contracts as applicable) following the Closing in the same manner, in all material respects, as the Acquired Companies, to the Knowledge of Purchaser, conducted their respective businesses prior to the date hereof.  As of the date of this Agreement, Purchaser does not know of any reason relating to Purchaser or any of its Subsidiaries why all Company Required Regulatory Approvals from any Governmental Authority or Self-Regulatory Organization required to consummate the transactions contemplated by this Agreement (including but not limited to FINRA Rule 1017) will not be obtained on a timely basis.

3.10        Brokers.  Purchaser shall be solely responsible for the fees and expenses of Jefferies & Company, Inc. and each other broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

3.11        Availability of Funds.  Purchaser will at the Closing have sufficient immediately available funds, in cash, to pay the Closing Date Purchase Price and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.  Attached hereto as Exhibit A is a true and complete copy of the executed commitment letter (together with the exhibits thereto, the “Commitment Letter”) from Phillip Frost, M.D., or an Affiliate thereof (the “Lender”), pursuant to which the Lender has committed to provide the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated hereby (the “Financing”).  The Commitment Letter has been duly and validly authorized, executed and delivered by Purchaser and, to Purchaser’s Knowledge, the Lender.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as specifically set forth in the Commitment Letter.  Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available on the terms set forth in the Commitment Letter.

3.12        Regulatory Compliance.

(a)          As of the date hereof:

(i)          Each of Purchaser and its Subsidiaries and has all Permits necessary to conduct its business as presently conducted.  None of Purchaser or any of its Subsidiaries have received any notice of pending or threatened revocation of any Permits that are necessary to conduct Purchaser’s business as presently conducted.

(ii)         None of Purchaser or Purchaser’s U.S. retail introducing broker-dealer Subsidiaries or U.S. retail investment advisory Subsidiaries is ineligible or subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act to serve as a registered broker-dealer, and there is no proceeding or investigation pending or, to the Knowledge of Purchaser, threatened (whether orally or in writing) by any Governmental Authority or Self-Regulatory Authority, which would reasonably be expected to become the basis for any such ineligibility or disqualification.

(iii)        None of Purchaser or Purchaser’s U.S. Subsidiaries that act as an investment advisor is ineligible or disqualified pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser, and there is no proceeding or investigation pending, or to the Knowledge of Purchaser, threatened (whether orally or in writing) by any Governmental Authority or Self-Regulatory Authority, which would reasonably be expected to become the basis for any such ineligibility or disqualification.

(b)          The most recently filed Forms ADV and Forms BD filed by Purchaser’s U.S. retail introducing broker-dealer Subsidiaries and U.S. retail investment advisory Subsidiaries have been made available to Parent and such Forms ADV and Forms BD are complete and accurate in all material respects.  Except as set forth in such Forms BD, there has not been, since January 1, 2009 through the date of this Agreement, nor as of the date of this Agreement is there currently pending or, to the Knowledge of Purchaser, threatened in writing, any disciplinary proceeding undertaken by FINRA concerning Purchaser’s U.S. retail introducing broker-dealer Subsidiaries or any of their officers, directors, partners, employees, registered principals or registered representatives that would be required to be disclosed on such party’s Form BD.  None of Purchaser’s U.S. retail investment advisory Subsidiaries have been, nor have, to the Knowledge of Purchaser, as of the date of this Agreement, any “advisory affiliates” (as defined in Form ADV) of such investment advisory Subsidiaries been, in connection with the performance of his/her duties and/or services for such investment adviser, except as already set forth in the Form ADV, subject to any other form of liability or discipline whatsoever, imposed by a Governmental Authority, which would be required to be disclosed on Form ADV.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.01        Conduct of the Business.  From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 7.01), except as expressly required by applicable Law, Governmental Orders or Self-Regulatory Organization Authorizations, as set forth on Schedule 4.01, as specifically contemplated by or required to implement this Agreement or as otherwise waived or consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall cause the Acquired Companies to:

(a)          (i) carry on their respective businesses in all material respects in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the goodwill of their respective businesses and the relationships of the Acquired Companies with their customers, suppliers, employees, independent contractors and registered representatives and (iii) keep in full force and effect all material insurance coverages maintained by any Acquired Company, other than changes to such coverages made in the ordinary course of business;

(b)          not amend the Organizational Documents of any Acquired Company or effect any recapitalization, reorganization, liquidation or dissolution of any Acquired Company;

(c)          not authorize, issue, sell or otherwise dispose of any Equity Securities of any Acquired Company;

(d)          not (i) mortgage, pledge or subject to any Encumbrances, other than Permitted Encumbrances, any portion of the assets of any Acquired Company or (ii) incur or assume any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any Acquired Company, other than borrowings listed on Schedule 4.01(d) of the Disclosure Schedules;

(e)          not declare, set aside or pay any dividend or other distribution (other than dividends or other distributions payable solely in cash; provided that, immediately following any such dividend or distribution, the Acquired Companies’ consolidated Net Working Capital shall not be less than $250,000) in respect of the capital stock or other Equity Securities of any Acquired Company;

(f)          not commence or continue any acquisition by, or any merger, dissolution or winding-up of, any Acquired Company;

(g)          not make any change in accounting methods, principles or practices, except as may be required by GAAP or applicable Law;

(h)          not: (1) establish or adopt any new employee benefit plan or amend any existing Plan in any respect, except for changes as may be required by applicable Law or (2) increase any compensation to, or enter into or amend any employment, consulting, severance, termination or similar agreement with, any director, consultant or executive officer, except for normal compensation increases in the ordinary course of business or as required under any agreement in effect as of the date of this Agreement, which increases, in the aggregate, shall not exceed $250,000;

(i)          not acquire any real property;

(j)          not purchase any assets that, individually, have a purchase price in excess of $250,000 or, in the aggregate, have a purchase price in excess of $2,500,000;

(k)          not: (1) dispose of any assets, other than in the ordinary course of business consistent with past practice; (2) write off, forgive, waive or otherwise cancel, in whole or in part, any accounts receivable (other than intercompany receivables), which, individually or the aggregate, are material, except as required by GAAP or applicable Law; (3) write off, forgive, waive or otherwise cancel, in whole or in part, any other Liabilities, which, individually or in the aggregate, are material (other than intercompany Liabilities), except as required by GAAP or applicable Law or (4) acquire any asset or property other than in the ordinary course of business;

(l)          not: (1) enter into any agreement that would constitute a Disclosed Contract if it were in existence as of the date of this Agreement other than in the ordinary course of business consistent with past practice, (2) amend, terminate or modify any Disclosed Contract except as determined by the relevant Acquired Company in its reasonable business judgment to be in the best interests of such Acquired Company and its business, (3) enter into or extend the term or scope of any Contract that purports to restrict any Acquired Company, or any existing or future Subsidiary of such Acquired Company, from engaging in any line of business or in any geographic area or (4) enter into any Contract that would constitute a Disclosed Contract if it were in existence as of the date of this Agreement that would be breached in any material respect by, or require the consent of any counterparty thereto in order to continue in full force in all material respects following, consummation of the transactions contemplated hereby; and

(m)          not settle or compromise any litigation or proceeding where any Acquired Company would be obligated to make payment(s) in excess of $250,000 in the aggregate.

Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Acquired Company prior to the Closing Date.  Prior to the Closing Date, Parent shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over the Acquired Companies and their respective business operations.

4.02        Access to Information; Confidentiality.

(a)          From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 7.01), upon reasonable notice, Parent shall, and shall cause the Company to:  (i) afford Purchaser and its authorized Representatives reasonable access to the properties and Books and Records of the Acquired Companies and (ii) furnish to the officers, directors, employees, and authorized Representatives of Purchaser such additional financial and operating data and other information prepared in the ordinary course of periodic executive management reporting regarding the business of the Acquired Companies (or copies thereof) as Purchaser may from time to time reasonably require in order to prepare for the Closing; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the Person(s) set forth on Schedule 4.02(a) and shall be conducted during normal business hours, under the supervision of Parent’s personnel and in such a manner as not to interfere with the normal operations of the business of the Acquired Companies; further provided, that the Acquired Companies shall not be required to disclose any information to Purchaser if such disclosure would be reasonably likely to (x) cause significant competitive harm to Parent or any of the Acquired Companies if the transactions contemplated hereby are not consummated; (y) jeopardize any attorney-client or other legal privilege or (z) contravene any applicable Laws, Governmental Orders or Self-Regulatory Organization Authorizations, fiduciary duty or binding agreement entered into prior to the date hereof. Notwithstanding anything expressed or implied in this Agreement, Parent shall not be required to disclose, to any Person, any Tax information or Tax Return that does not relate to the Acquired Companies.

(b)          The terms of the Confidentiality Agreement, dated as of May 9, 2011, between Purchaser and Parent, as amended by that certain Amendment to Confidentiality Agreement, dated as of June 9, 2011, between Purchaser and Parent (as amended, the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 4.02(b) shall terminate.  Notwithstanding anything to the contrary contained in the Confidentiality Agreement, Purchaser shall be permitted to disclose Confidential Information (as defined in the Confidentiality Agreement) to (i) clearing brokers, (ii) Purchaser’s insurers and their respective Representatives and (iii) Purchaser’s lenders, prospective lenders, investors and any other Person and their respective Representatives in each case solely to the extent reasonably necessary to allow Purchaser to consummate the transactions contemplated hereby, in each case, after each such Person has either (x) acknowledged to Parent in writing (which writing may be in the form of an e-mail) such Person’s agreement to be bound by the terms of the Confidentiality Agreement or (y) entered into a confidentiality agreement on terms reasonably acceptable to Parent.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

(c)          Nothing provided to Purchaser pursuant to Section 4.02(a) shall in any way amend or diminish Purchaser’s obligations under the Confidentiality Agreement. Purchaser acknowledges and agrees that any information provided to Purchaser pursuant to Section 4.02(a) or otherwise by or on behalf of Parent or the Company or any of their respective officers, directors, employees or authorized representatives shall be subject to the terms and conditions of its Confidentiality Agreement.

4.03        Regulatory and Other Authorizations; Notices and Consents.

(a)          Each of Parent and Purchaser shall use, and Parent shall cause the Acquired Companies to use, its commercially reasonable efforts to obtain promptly all Consents of all Governmental Authorities or Self-Regulatory Organizations that may be or become necessary for the performance of its and the other parties’ obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement.  Parent and Purchaser shall cooperate in promptly seeking to obtain all such Consents; provided, however, that Parent and the Company shall not be required to pay any fees or other payments to any such Governmental Authorities or Self-Regulatory Organizations in order to obtain any such Consent (other than normal filing fees that are imposed by Law, including HSR filing fees which shall be paid in equal parts by Parent and Purchaser).  Parent shall cause SAI to prepare and file, as soon as reasonably practicable after the date of this Agreement, the application for approval of a change in ownership or control under FINRA Rule 1017 and Purchaser shall promptly provide all information reasonably requested by Parent to complete such application.  Neither Parent (and Parent shall cause the Company not to) nor Purchaser shall knowingly enter into any acquisition or other agreement, make any announcement with respect to any transaction or take any other action that could reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any Consents of any Governmental Authority or Self-Regulatory Organization in respect of the transactions contemplated hereby.  Parent and Purchaser each agree to make, or to cause to be made: (i) an appropriate filing of a notification and report form pursuant to the HSR Act and (ii) any other filing or notification required by any other antitrust or competition Laws of applicable foreign jurisdictions, in each case, with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions.  If any objections are asserted with respect to the transactions contemplated hereby under the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions or if any suit or proceeding is instituted or threatened in writing by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions, each of Parent and Purchaser shall use its commercially reasonable efforts to promptly resolve such objections.

(b)          Each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority or Self-Regulatory Organization relating to the matters that are the subject of this Agreement and, subject to applicable Law, Governmental Orders and Self-Regulatory Organization Authorizations, permit the other party to review in advance any proposed communication by such party to any Governmental Authority or Self-Regulatory Organization relating to the matters that are the subject of this Agreement.  Neither Parent nor Purchaser, as applicable, shall agree to participate in any meeting with any Governmental Authority or Self-Regulatory Organization in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority or Self-Regulatory Organization, gives the other party the opportunity to attend and participate at such meeting.  Subject to the Confidentiality Agreement, applicable Law, privilege, Governmental Orders and Self-Regulatory Organization Authorizations, the parties to this Agreement shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and (i) in seeking early termination of any applicable waiting periods including under the HSR Act and any other applicable antitrust or competition Laws of applicable foreign jurisdictions and (ii) obtaining the Company Required Regulatory Approvals.  Subject to the Confidentiality Agreement, applicable Law, privilege, Governmental Orders and Self-Regulatory Organization Authorizations, the parties to this Agreement shall provide each other party with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or Self-Regulatory Organization or members of their staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(c)          Parent and Purchaser have agreed to the forms of notice, substantially in the forms set forth in Exhibit B (the “Client Investment Advisory Contract Notices”), that the Company or any of the applicable Company Subsidiaries will send to each client of the Company and the applicable Company Subsidiaries under the applicable Client Investment Advisory Contracts as soon as practicable after the date hereof.  The consent of such client to the assignment or deemed assignment of any Client Investment Advisory Contract resulting from the transactions contemplated hereby shall be deemed given for any and all purposes of this Agreement, the transactions contemplated hereby and the applicable Client Investment Advisory Contract as a result of sending the applicable Client Investment Advisory Contract Notice to such client, unless such client, at least five (5) Business Days prior to the Closing Date, has affirmatively stated orally or in writing to the Company or the applicable Company Subsidiaries that such client does not so consent or shall have otherwise terminated such client’s Client Investment Advisory Contract.  If the Company or any Company Subsidiary receives any such oral or written notice, then Parent shall cause the applicable Company Subsidiaries to terminate any such Client Investment Advisory Contract on or prior to the Closing Date.  The consent process set forth in this Section 4.03(c)) shall be the only consent required from any client of the Company and the Company Subsidiaries under the applicable Client Investment Advisory Contracts in connection with this Agreement and the transactions contemplated hereby for any and all purposes under this Agreement and the transactions contemplated hereby (including the adequacy thereof).

4.04        Fulfillment of Conditions.

(a)          Parent shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement.

(b)          Purchaser shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Parent contained in this Agreement.

4.05        Further Assurances; Post-Closing Cooperation.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement.

4.06        Preparation of and Assistance with Financial Statements.  Parent and Purchaser shall use their commercially reasonable efforts to prepare or cause to be prepared, on or prior to the fifty-fifth (55th) day following the Closing Date, audited consolidated financial statements for the Acquired Companies, consisting of balance sheets for the years ended December 31, 2009 and 2010 and statements of income and cash flows as of and for the years ended December 31, 2008, 2009 and 2010.  The first $400,000 of any fees and expenses incurred in connection with the preparation of such financial statements shall be paid in equal parts by Parent and Purchaser.  Any such fees and expenses in excess of such amount shall be paid by Parent.  From and after the date hereof, Parent shall use commercially reasonable efforts to (i) provide Purchaser with such information concerning the Acquired Companies, (ii) provide Purchaser with reasonable access, during normal business hours and in a manner as not to interfere with the normal business operations of Parent, to Parent’s accounting personnel and independent auditors (and cause such persons to reasonably assist Purchaser with Purchaser’s preparation of pro forma financial statements as required by Article 11 of Regulation S-X) and (iii) as may be required by the independent auditors, deliver representation letters to such independent auditors, in each case, as Purchaser may reasonably require in connection with Purchaser’s preparation and filing with the SEC of its periodic reports on Forms 10-K and 10-Q, any Current Report on Form 8-K (including the financial statements required by Rule 3-05 and Article 11 of Regulation S-X in respect of the Acquired Companies) and any registration statement, in each case as may be amended.

4.07        Indemnification and Insurance; Termination of Insurance Coverage.

(a)          Following the Closing and for six years thereafter, Purchaser shall cause the Company not to make any changes to its Organizational Documents that would adversely affect the rights of persons who are currently or who were officers or directors of the Company or any of the Company Subsidiaries to claim indemnification from such entity under the terms of its Organizational Documents as in effect on the Closing Date.  Following the Closing, Purchaser shall obtain and maintain, at Purchaser’s expense, Directors and Officers Liability Insurance (“D&O Insurance”) for the Acquired Companies and all their Subsidiaries for a period of six (6) years from the Closing.  The limits of such D&O Insurance coverage shall in no case be less than industry norms and standards for companies in businesses comparable to those of the Acquired Companies and of comparable size and scope to the Acquired Companies, taken as a whole.  The provisions of this Section 4.07(a) are intended for the benefit of the current and former officers and directors of the Company and the Company Subsidiaries, and shall be enforceable by such individuals and their heirs and representatives.

(b)           Purchaser acknowledges that all insurance coverage for the Acquired Companies under policies of Parent and its Affiliates (including policies issued by third parties under which Parent and its Affiliates self-insure or provide reinsurance) shall terminate as of the Closing and, following the Closing, no claims may be brought under any policy of Parent and its Affiliates in respect of the Acquired Companies regardless of whether the events underlying such claim arose prior to or after the Closing.  In addition, except as provided in Section 4.07(c), none of Parent or any of its Affiliates shall have any obligation after the Closing to continue or provide any insurance coverage or issue any “tail” insurance policies covering the Acquired Companies under the terms of any such policies.  The Acquired Companies shall not be covered as of the Closing Date under other policies of insurance directly or indirectly through Parent, including without limitation workers’ compensation, automobile liability and general liability insurance policies.  To the extent that coverage is available to the Acquired Companies under such policies for claims that have arisen prior to the Closing Date, Parent shall, and shall cause its Affiliates to, reasonably cooperate with the Acquired Companies to assist in submitting such claims to which such policies are responsive; provided, that the Acquired Companies shall be responsible for the expenses of preparing and submitting such claims (including reasonable expenses of Parent and its Affiliates incurred to assist in such preparation and submission) and for any deductibles or co-payments legally due and owing relating to such claims and Parent shall not be required to maintain such Policies beyond their current terms.  From and after the date of this Agreement, Purchaser shall use all commercially reasonable efforts to obtain replacement Errors and Omissions Liability Coverage (“E&O Coverage”) for the Acquired Companies.  Notwithstanding anything to the contrary contained in this Section 4.07(b), if Purchaser is not able to obtain the E&O Coverage prior to the Closing, Parent shall use all commercially reasonable efforts to obtain any required regulatory approvals and to, at Purchaser’s sole cost and expense, cause to be maintained, in full force and effect, the existing E&O policies covering the Acquired Companies until the earlier of (i) December 31, 2011 or (ii) the date that Purchaser provides written notice to Parent that it no longer requires such policy to remain in force.  Purchaser shall provide Parent with thirty (30) days prior written notice of the date on which it desires to terminate such coverage pursuant to clause (ii) of the preceding sentence, if applicable.

(c)           Notwithstanding anything to the contrary contained in this Section 4.07, prior to the Closing, Parent shall purchase, at its expense, a “tail” insurance policy to provide excess errors and omissions liability coverage (“E&O Tail Coverage”) to registered representatives of the Acquired Companies and their respective Subsidiaries for a period of three (3) years commencing on the Closing Date.  The E&O Tail Coverage shall cover those claims which may arise from wrongful acts that occurred or were alleged to have occurred on or prior to the Closing Date, substantially, but in any event no less favorable than, on the terms set forth on Schedule 4.07(c).

4.08        Employee Benefit Matters.

(a)           Effective as of the Closing and continuing through the one (1) year anniversary thereof, Purchaser shall ensure that employees of the Acquired Companies who remain in the employment of Purchaser or its Affiliates as of the Closing (the “Continuing Employees”) shall be eligible to receive compensation and employee benefits that, in the aggregate, are no less favorable than those provided to the Continuing Employees immediately prior to the Closing (not taking into account the value of any equity or equity related grants or transaction related compensation) but solely to the extent such employees remain in employment during such period.  In addition (and without limitation of Section 4.08(d)), for a period of one (1) year following the Closing, Purchaser shall or shall cause its Affiliates to provide to the Continuing Employees who remain in the employment of Purchaser or any of its Affiliates (including the Acquired Companies) (i) base salaries or wage rates, as applicable and on an individual basis, at a level equal to or greater than that provided to each such Continuing Employee immediately prior to the Closing and (ii) severance benefits which are no less favorable on an individual basis than the severance benefits that would have been applicable to each such Continuing Employee under the applicable Acquired Company’s severance Plans or individual agreements, as the case may be, immediately prior to the Closing, taking into account each such Continuing Employee’s additional period of service and rate of base pay or wages and bonus target with Purchaser or its Affiliates following the Closing. Nothing in this Section 4.08(a) shall be construed as (i) establishing, amending or modifying any Plan or (ii) requiring Purchaser or any of its Affiliates to continue any Plan or restrict in any way Purchaser’s (or any of its Affiliates’) rights to amend, modify or terminate any Plan.  Nothing in this Section 4.08 or otherwise in this Agreement shall limit the right of Purchaser, the Company or its other Affiliates to terminate the employment of any Continuing Employee at any time for any reason.

(b)           With respect to any welfare plan maintained by Purchaser or its Affiliates in which Continuing Employees will be eligible to participate after the Closing, Purchaser shall, and shall cause the Company and its other Affiliates to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees, prior to the Closing, under comparable benefit plans that are welfare plans and (ii) provide each such employee with credit for any deductibles and out-of-pocket requirements paid for the plan year that includes the Closing Date under a benefit plan that is a welfare plan in satisfying any comparable deductible or out-of-pocket requirements to the extent applicable under any comparable plan following the Closing Date with respect to the plan year that includes the Closing Date.

(c)           Each Continuing Employee shall be given credit for all service with the Acquired Companies (or service credited by the Acquired Companies) under all employee benefit plans, programs, policies and arrangements maintained by Purchaser or its Affiliates in which they participate or in which they become participants for all purposes, including for purposes of benefit accruals, eligibility and vesting, but solely to the extent such employee was credited with service for such purposes under a comparable benefit plan of the Acquired Companies as of the Closing Date and solely to the extent such credit for service would not result in any duplication of benefits.

(d)           Purchaser will cause the Acquired Companies to assume and honor any Plan that contains a contractual severance obligation (the “Assumed Plans”) with respect to any Continuing Employees.  Purchaser shall not, and shall cause its Affiliates not to, terminate any of the Assumed Plans or amend them in any manner adverse to the participants without the consent of the affected current or former officer, director or employee for a period of one (1) year immediately following the Closing.

4.09        Transition Plan.  Parent shall promptly implement the transition plan set forth in that certain letter agreement, dated as of the date hereof, by and between Purchaser and Parent and set forth on Exhibit C, and, commencing on the Closing Date, Purchaser shall maintain and perform, and cause the Acquired Companies to perform, its and their respective obligations under such transition plan.

4.10        Books and Records; Access.

(a)           For a period of seven (7) years after the Closing Date, Purchaser shall preserve and retain, or cause the Acquired Companies to preserve and retain, all corporate, accounting, Tax, legal, auditing or other books and records of the Acquired Companies (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Acquired Companies prior to the Closing Date.  Notwithstanding the foregoing, during such seven-year (7-year) period, Purchaser and the Company may dispose of any such books and records which are offered to, but not accepted by, Parent.  Purchaser shall not, and shall not permit the Acquired Companies to, dispose of any such books and records at any time after such seven-year (7-year) period without first offering such books and records to Parent.  After the Closing Date, Purchaser shall, and shall cause the Acquired Companies to, provide to Parent, access to all corporate, accounting, Tax, legal, auditing or other books and records of the Acquired Companies (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Acquired Companies prior to the Closing Date.

(b)           After the Closing Date, Purchaser shall, and shall cause the Acquired Companies to, permit Parent and its authorized Representatives to have reasonable access to, and to inspect and copy, all materials referred to in Section 4.10(a) and to meet with officers and employees of Purchaser and the Acquired Companies on a mutually convenient basis in order to obtain explanations with respect to such materials and to obtain additional information and to call such officers as witnesses.

4.11        Financing.

(a)           Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Purchaser’s obligations hereunder are not conditioned in any manner upon Purchaser obtaining any financing.  The failure, for any reason, of Purchaser to deliver sufficient funds to pay the Closing Date Purchase Price on the Closing Date shall constitute a willful and material breach of this Agreement.  In addition, for the avoidance of doubt, Purchaser acknowledges and agrees that the existence of any conditions contained in the Commitment Letter or the Financing shall not constitute, nor be construed to constitute, a condition to the consummation of the transactions contemplated hereby.

(b)           Purchaser shall use its reasonable best efforts to (i) arrange the Financing on the terms and conditions described in the Commitment Letter, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter, which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, and (iii) consummate the Financing no later than the Closing.  In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, (A) Purchaser shall immediately notify Parent and (B) Purchaser shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 4.11(b) being referred to as the “Financing Agreements”).  Purchaser shall (x) furnish to Parent complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give Parent prompt notice of any breach by any party of any of the Commitment Letter, any alternative financing commitment or the Financing Arrangements of which Purchaser becomes aware or any termination thereof and (z) otherwise keep Parent reasonably informed of the status of Purchaser’s efforts to arrange the Financing (or any replacement thereof).

(c)           Purchaser acknowledges and agrees that Parent and the Company and their respective Affiliates and employees have no responsibility for any financing that Purchaser may raise in connection with the transactions contemplated hereby.

4.12        Corporate Name.  Purchaser acknowledges that Parent and/or its Affiliates have the absolute and exclusive proprietary right to all names, tradenames, trademarks, service names and service marks incorporating the words “Ameriprise,” “Columbia,” “Threadneedle” and “Riversource” (collectively, the “Parent Marks”).  Purchaser shall not, and shall cause its Affiliates (including the Acquired Companies) not to use the Parent Marks or any derivation thereof and any corporate symbols or logos related thereto (collectively, the “Parent IP”) in connection with the conduct of its or their businesses (except to the extent that, pursuant to standalone selling or other agreements with Parent and/or its Affiliates, they are authorized resellers of products which bear any Parent Marks); provided, however, that, for a period commencing on the Closing Date and ending on the 90th day immediately following the Closing Date, the Acquired Companies may use the Parent IP on existing letterhead, advertising materials (irrespective of the form of media) and sales literature.  Within thirty (30) days following the Closing Date, Purchaser shall cause the Acquired Companies to make all filings with the appropriate Governmental Authorities and take such other actions as may be necessary to change the corporate name of the Acquired Companies to names which do not include any of the Parent Marks or any word confusingly similar thereto.

4.13        Termination of Intercompany Agreements.

(a)           Prior to or concurrently with the Closing, all contracts or direct or indirect arrangements or obligations, claims or liabilities, between any Acquired Company, on the one hand, and Parent or any of its Affiliates, all of which are set forth on Schedule 4.13(a)(I), shall be terminated and released, except those agreements set forth on Schedule 4.13(a)(II).

(b)           Prior to or concurrently with the Closing, any Indebtedness owed by any Acquired Company to Parent or any of its Affiliates shall be cancelled, repaid or, to the extent permitted under the applicable loan documents, converted into equity.

(c)           Prior to or concurrently with the Closing, any Indebtedness owed by Parent or any of its Affiliates to any Acquired Company shall be cancelled or repaid.

(d)           Prior to or concurrently with the Closing, all receivables of the Acquired Companies from Parent or any Affiliate of Parent (other than the Acquired Companies) shall be paid and settled.

4.14        Shared Contracts.  Prior to the Closing, Parent and Purchaser shall use commercially reasonable efforts to work together (and, if necessary and desirable, to work with the third parties to the Contracts set forth on Schedule 4.14 (such Contracts, the “Shared Contracts”)) in an effort to (i) divide, modify and/or replicate (in whole or in part) the respective rights and obligations under and in respect of the Shared Contracts and (ii) if possible, novate the respective rights and obligations under and in respect of the Shared Contracts, such that, effective as of the Closing, (A) Purchaser (or one or more of the Acquired Companies designated by Purchaser) shall be the beneficiary of the rights and shall be responsible for the future obligations related to that portion of each Shared Contract relating to one or more of the Acquired Companies (the “Purchaser Portion”) (such that, subsequent to the Closing, neither Parent nor its Affiliates shall have any rights or obligations with respect to the Purchaser Portion of any Shared Contract) and (B) Parent or one or more of its Affiliates shall be the beneficiary of the rights and shall be responsible for the obligations related to each Shared Contract other than the Purchaser Portion (the “Parent Portion”) (such that, subsequent to the Closing, neither Purchaser nor any Acquired Company shall have any rights or obligations with respect to the Parent Portion of any Shared Contract).  Purchaser shall be responsible for all expenses or consent fees necessary for the Shared Contracts to be handled in accordance with this Section 4.14.

4.15        No-Hire/Non-Solicitation.

(a)           Except as set forth on Schedule 4.15(a), Parent agrees that, for a period commencing on the date hereof and ending on December 31, 2013, neither Parent nor any of its Affiliates shall enter into any employment or independent contractor relationship with any employee of any Acquired Company.

(b)           Purchaser agrees that for a period commencing on the Closing Date and ending on December 31, 2013, Purchaser shall cause the Acquired Companies not to directly or indirectly solicit, induce or encourage any registered representative or employee of, or any independent contractor working exclusively for Parent or any of its Subsidiaries (“Parent Protected Persons”) (i) to terminate such employment, representative or independent contractor relationship or affiliation with Parent or its Subsidiaries or (ii) to enter into an employment, representative or independent contractor relationship or affiliation with any Acquired Company.  The foregoing restrictions shall not apply to general solicitations of employment or affiliation, such as general advertisements, not specifically directed towards such Parent Protected Persons.

(c)           Except as set forth on Schedule 4.15(c), Parent agrees that for a period commencing on the Closing Date and ending on December 31, 2013, neither Parent nor any of its Affiliates shall directly or indirectly solicit, induce or encourage any registered representative or employee of, or any independent contractor working exclusively for the Acquired Companies (“Purchaser Protected Persons”) (i) to terminate such employment, representative or independent contractor relationship or affiliation with the Acquired Companies or (ii) to enter into an employment, representative or independent contractor relationship or affiliation with Parent or its Affiliates.  The foregoing restrictions shall not apply to general solicitations of employment or affiliation, such as general advertisements, not specifically directed towards such Purchaser Protected Persons.

4.16        General Release.

(a)           Effective as of the Closing Date, Parent, on behalf of itself and its Affiliates, hereby generally, irrevocably, unconditionally and completely releases and forever discharges each of the Acquired Companies (together, the “Purchaser Released Parties”) from, and hereby irrevocably, unconditionally and completely waives and relinquishes, each of the  Parent Released Claims.  In addition, Parent, on behalf of itself and its Affiliates, hereby agrees not to bring any Claim against any Acquired Company’s existing or former officers, directors, employees or independent contractors if such Claim (i) may reasonably be covered under any of Parent’s or any of its Affiliates’ D&O liability insurance policies or (ii) may reasonably be considered to require indemnification by Purchaser, the Acquired Companies or any of their respective Affiliates under any of their respective Organizational Documents or pursuant to any indemnification agreement with any such officer, director, employee or independent contractor. For purposes of this Section 4.16, (i) the term “Claims” shall mean and include all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, and (ii) the term “Parent Released Claims” shall mean and include each and every Claim that (a) Parent may have had in the past, may now have or may have in the future against any of the Purchaser Released Parties, and (b) has arisen or arises directly or indirectly out of, or relates directly or indirectly to, any circumstance, agreement, activity, action, omission, event or matter occurring or existing on or prior to the Closing Date; provided, however, that “Parent Released Claims” shall not include (x) any Claims that may arise as a result of events occurring after the Closing Date or (y) any rights Parent may have under any Contract set forth on Schedule 4.13(a)(II) by and between or among itself and any of the Purchaser Released Parties.

(b)           Effective as of the Closing Date, Purchaser shall cause the Acquired Companies to execute a general release in the form attached as Exhibit D.

ARTICLE V

TAX MATTERS

5.01        Parent Indemnification.

(a)          Parent shall be liable for, and shall indemnify and hold Purchaser harmless against (without duplication):

(i)           Any breach of the representations or warranties contained in Sections 2.11(c), (e), (g), (i), (j) and (k);

(ii)           Taxes of the Acquired Companies payable for any taxable year or taxable period ending on or before the Closing Date, but only to the extent such Taxes exceed the amount of Taxes that have been reserved for in the Books and Records of the Acquired Companies as of the Closing and are included in Final Net Working Capital; provided, however, that no indemnity shall be provided by Parent for Taxes resulting from any transaction undertaken by Purchaser or any of its Affiliates (including the Acquired Companies) after the Closing;

(iii)           with respect to any taxable year or taxable period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”), the portion of the Taxes of the Acquired Companies attributable to the portion of such taxable year or taxable period ending on and including the Closing Date (as determined under Section 5.01(b) (each, an “Interim Period”)) (Interim Periods together with any taxable years or taxable periods described in Section 5.01(a) being “Pre-Closing Tax Periods”), but only to the extent such Taxes exceed the amount of Taxes that have been reserved for in the books and records of the Acquired Companies as of the Closing in Final Net Working Capital; provided, however, that no indemnity shall be provided by Parent for any Taxes resulting from any transaction undertaken by Purchaser or any of its Affiliates (including the Acquired Companies) after the Closing; and

(iv)           Taxes imposed on any member (other than the Acquired Companies) of any affiliated group with which any Acquired Company files or has filed a Tax Return on a consolidated, combined or unitary basis for a taxable year beginning before the Closing Date and for which any Acquired Company is liable as a result of filing such a Tax Return on a consolidated, combined or unitary basis.

(b)           In order to apportion appropriately Taxes relating to any Straddle Period, the parties shall, to the extent permitted under applicable Law (x) treat, for all purposes, the Closing Date as the last day of the taxable year or period of the Company and its Subsidiaries and (y) elect a “closing of the books” method of tax accounting; provided, however, that exemptions, allowances or deductions that are calculated on a time basis, such as the deduction for depreciation, shall be apportioned on a time basis.  Each such Interim Period shall be treated as a short taxable year and a Pre-Closing Tax Period for purposes of this Section 5.01, except that exemptions, allowances or deductions that are calculated on a time basis, such as the deduction for depreciation, shall be apportioned on a time basis.  In any case where applicable Law does not permit the Company or any of the Company Subsidiaries to treat the Closing Date as the last day of the taxable year or period of such Company or such Company Subsidiary with respect to Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Interim Period shall be:

(i)           in the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable year or period ended at the end of the day on the Closing Date (provided, however, that (i) for purposes of determining the marginal tax rate applicable to income or receipts during such period in a jurisdiction in which such tax rate depends upon the level of income or receipts, annualized income or receipts shall be taken into account, if appropriate, for an equitable sharing of such Taxes and (ii) exemptions, allowances or deductions that are calculated on a time basis, such as the deduction for depreciation, shall be apportioned on a time basis);

(ii)           in the case of Taxes not described in subparagraph (i) above (including those imposed on a periodic basis or measured by the level of any item), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Interim Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant period, in each case irrespective of the lien or assessment date of such Taxes; and

(iii)           all Taxes relating to actions outside the ordinary course of business occurring on or after the Closing on the Closing Date shall be apportioned to the period ending after the Closing Date.

5.02        Purchaser’s Indemnification.  Except as otherwise provided in this Article V, Purchaser shall be liable for, and shall indemnify and hold Parent harmless against, any and all Taxes imposed on or with respect to any Acquired Company.

5.03        Refunds or Credits.  Purchaser shall pay to Parent by wire transfer of immediately available funds any refunds or credits of Taxes within five (5) days of receipt of such refund or credit by Purchaser or any Acquired Company: (i) relating to any Acquired Company for any Pre-Closing Tax Period or (ii) attributable to an amount paid by Parent or for which Parent is responsible.  Purchaser shall be entitled to all other refunds and credits of Taxes.

5.04        Tax Returns. Parent shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to any Acquired Company for taxable years or taxable periods ending on or before the Closing Date, and shall timely remit all Taxes shown as due on such Tax Returns. Within a reasonable period of time prior to filing, Parent shall permit Purchaser to review and comment upon such Tax Returns (or, in the case of a Tax Return that includes any entity other than an Acquired Company, those portions of such Tax Returns that relate to the Acquired Companies) and shall make such revisions as reasonably requested by Purchaser. With respect to Tax Returns to be filed by Parent that relate to taxable years or taxable periods ending on or before the Closing Date, such Tax Returns shall, unless otherwise required by Law, be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including positions which would have the effect of deferring income to periods for which Purchaser or one of the Acquired Companies is liable or accelerating deductions to taxable years or taxable periods ending on or before the Closing Date). Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to any Acquired Company for all other taxable years or taxable periods of any Acquired Company, and shall timely remit all Taxes shown due on such Tax Returns. With respect to Tax Returns to be filed by Purchaser that relate to Pre-Closing Tax Periods, such Tax Returns shall, unless otherwise required by Law, be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including positions which would have the effect of accelerating income to periods for which Parent is liable or deferring deductions to periods for which Purchaser is liable). With respect to any Tax Return required to be filed by Purchaser and as to which any Taxes are allocable to Parent under this Article V, Purchaser shall provide Parent with a copy of such completed Tax Return and a statement certifying the amount of Taxes shown on such Tax Return that is allocable to Parent pursuant to the principles of this Article V, together with appropriate supporting information and schedules, at least thirty (30) days prior to the due date (including any extension thereof) for the filing of such Tax Return, and shall obtain Parent’s express written consent (which shall not be unreasonably withheld or delayed, but may in all cases be withheld if such Tax Returns were not prepared in accordance with the immediately preceding sentence) to such Tax Return prior to the filing of such Tax Return. For the avoidance of doubt, Purchaser shall not, and after the Closing shall cause the Acquired Companies not to, file any amended Tax Return relating to any period (or portion thereof) ending on or before the Closing Date without the express written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this Agreement shall be construed to give Purchaser access to Tax Returns of Parent or its Subsidiaries for the portion that does not relate to the Acquired Companies.

5.05        Mutual Cooperation.  As soon as practicable, but in any event within fifteen (15) days after either Parent’s or Purchaser’s request, as the case may be, Purchaser shall deliver to Parent or Parent shall deliver to Purchaser, as the case may be, such information and other data relating to the Tax Returns and Taxes of any Acquired Company and shall provide such other assistance as may reasonably be requested, to cause the completion and filing of all Tax Returns or to respond to audits by any Taxing Authorities with respect to any Tax Returns or taxable periods or to otherwise enable Parent or Purchaser to satisfy their accounting or Tax requirements; provided, however, that Parent shall not be required to disclose, to any Person, any Tax information or Tax Return other than that which may reasonably affect the liability of any Acquired Company.

5.06        Contests.  Whenever any Taxing Authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which Parent may be liable under this Agreement, Purchaser shall upon receipt of such assertion, promptly inform Parent in writing.  Parent shall have the sole right at its own expense to control any proceedings relating to taxable periods ending on or before the Closing Date or otherwise relating to Taxes for which Parent may be liable, and to determine whether and when to settle any such claim, assessment or dispute, except that Purchaser shall have the right to consent, which consent may not be unreasonably withheld or delayed, to any settlement to the extent such proceedings would materially affect the amount of Taxes for which Purchaser is liable for tax periods ending after the Closing Date.  Except as otherwise required above, Purchaser shall have the right to control any proceedings relating to taxable periods ending after the Closing Date (other than a Straddle Period) and to determine whether and when to settle any such claim, assessment or dispute, except that Parent shall have the right to consent, which consent may not be unreasonably withheld or delayed, to any settlement to the extent such proceedings could reasonably be expected to materially affect the amount of Taxes for which Parent is liable under this Agreement.  In the case of a Straddle Period, Parent shall be entitled to participate in any proceedings relating (in whole or in part) to Taxes attributable to the Interim Period and, in the sole discretion of Purchaser (such consent not to be unreasonably withheld or delayed), Parent may assume control of such proceeding at its own expense.

5.07        Transfer Taxes.  Purchaser and Parent shall share equally and be responsible for the timely payment of all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (“Transfer Taxes”), arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement.  Purchaser, or if Parent is legally required to do so, Parent shall prepare and in a timely manner file all returns in respect of Transfer Taxes; provided, however, that any such returns shall be subject to the approval of Purchaser, which approval shall not be unreasonably withheld.

5.08        Tax-Sharing Arrangements.  All tax-sharing agreements or similar agreements with respect to or involving the Acquired Companies shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

5.09        Survival of Obligations and Sole Remedy.  The obligations of the parties set forth in this Article V and the representations and warranties contained in Sections 2.11(c), (e), (g), (i), (j) and (k) shall remain in effect for a period of sixty (60) days following the close of the applicable period of limitations.  The rights and obligations of the parties with respect to indemnification for any and all matters relating to Taxes and Tax Returns shall be governed solely by this Article V and Sections 8.04 and 8.05.

ARTICLE VI

CONDITIONS

6.01        Conditions to the Obligations of Purchaser.  The obligations of Purchaser hereunder to consummate the Closing and purchase the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

(a)           Representations, Warranties and Covenants.  (i) each representation or warranty of Parent contained in Sections 2.01 (Organization, Authority and Qualification), 2.02 (Capitalization), 2.03 (Company Subsidiaries) or 2.21 (Brokers) shall be true and correct in all respects as if made as of the Closing (other than any such representation and warranty as is made as of another date, which shall be true and correct in all respects as of such other date) and (ii) the other representations and warranties of Parent contained in this Agreement shall be true and correct in all respects as if made as of the Closing (other than any such representation and warranty as is made as of another date, which shall be true and correct in all respects as of such other date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualifications or limitations as to “materiality,” Material Adverse Effect or words or similar import set forth therein) does not have, individually or in the aggregate, a Material Adverse Effect.  The covenants and agreements contained in this Agreement to be complied with by Parent on or before the Closing shall have been complied with in all material respects, and Purchaser shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b)           Waiting Periods.  Any waiting period (and any extension thereof) under the HSR Act or other applicable antitrust or Antitrust Laws applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated.

(c)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions.

(d)           Regulatory Approvals.  The Company Required Regulatory Approvals shall have been received.

(e)           Other Deliveries.  Parent shall have delivered to Purchaser the closing deliveries set forth in Section 1.02(c).

6.02        Conditions to the Obligations of Parent.  The obligations of Parent hereunder to sell the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Parent in its sole discretion):

(a)           Representations, Warranties and Covenants.  Each representation and warranty of Purchaser contained in this Agreement that is qualified as to materiality shall be true and correct in all respects and each representation and warranty of Purchaser that is not qualified by materiality shall be true and correct in all material respects, in each case as of the Closing as if made as of the Closing (other than any such representation and warranty as is made as of another date that is qualified as to materiality, which shall be true and correct in all respects as of such other date, and any such representation and warranty as is made as of another date that is not qualified as to materiality, which shall be true and correct in all material respects as of such other date).  The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects, and Parent shall have received a certificate signed on behalf of Purchaser by an officer of Purchaser to such effect.

(b)           Regulatory Approvals.  Any waiting period (and any extension thereof) under the HSR Act or other applicable Antitrust Laws applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated.

(c)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions.

(d)           Regulatory Approvals.  The Company Required Regulatory Approvals shall have been received.

(e)           Certain Pre-Closing Matters.  The matters that are required to be set forth on Schedule 2.07(i) that arise after the date of this Agreement through the Closing Date and are added to Schedule 2.07(i) in accordance with the terms of this Agreement, if any, shall not have had, and shall not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, for purposes of this Section 6.02(e), clause (g) of the definition of Material Adverse Effect shall be disregarded for purposes of determining whether there has been a Material Adverse Effect.

(f)           Other Deliveries.  Purchaser shall have delivered to Parent the closing deliveries set forth in Section 1.02(b).

ARTICLE VII

TERMINATION

7.01        Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)           at any time before the Closing, by mutual written agreement of Parent and Purchaser;

(b)           at any time before the Closing, upon written notice, by Parent or Purchaser to the other parties hereto, in the event that (i) any Governmental Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall have become final and non-appealable or (ii) FINRA shall have advised that it would approve the FINRA Rule 1017 application only upon satisfaction of conditions that (x) would have a material adverse effect on the business, financial condition, or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (y) would have a material adverse effect on the business, financial condition, or results of operations of the Acquired Companies, taken as a whole; provided, however, that Purchaser may not terminate this Agreement pursuant to the immediately preceding clause (ii) unless it shall have first used its best efforts to obtain FINRA’s waiver or modification of such conditions; or

(c)           by either Parent or Purchaser, upon written notice to the non-terminating parties by the terminating party, if the Closing shall not have occurred by March 31, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to: (x) Parent if any failure by Parent to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date or (y) Purchaser if any failure by Purchaser to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date.

7.02        Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:  (a) as set forth in Section 2.21, Section 3.10, Section 4.02(b), Section 4.02(c), this Section 7.02 and Article X; and (b) that nothing herein shall relieve any party from liability for fraud or for any willful breach of this Agreement occurring prior to such termination, provided, that, except in the case of fraud, no party hereto shall be entitled to recover any special, indirect, incidental, punitive or consequential damages whatsoever in respect of such breach by the other party, including any claims for damages based on lost revenues or lost profits, however caused or on any theory.

ARTICLE VIII

INDEMNIFICATION AND SURVIVAL

8.01        Survival of Representations, Warranties, Covenants and Agreements.  The representations and warranties contained in this Agreement shall expire on the eighteen (18) month anniversary of the Closing Date, except that the representations and warranties set forth in Sections 2.01(a) (Organization, Authority and Qualification), 2.02 (Capitalization), 2.03 (Company Subsidiaries) and 2.21 (Brokers) shall survive indefinitely.  Except as otherwise provided in this Agreement, the covenants and agreements of Parent and Purchaser shall remain in full force and effect in accordance with their terms.  Any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 8.01 if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under this Article VIII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VIII.  Notwithstanding the foregoing, the survival of representations and warranties for matters relating to Taxes are addressed separately in Article V.

8.02        Indemnification.

(a)           Subject to the provisions of this Article VIII, from and after the Closing, Parent shall indemnify Purchaser and its Affiliates, officers, directors, agents, successors and assigns (collectively, the “Purchaser Indemnitees”) in respect of, and hold them harmless from and against, any and all Losses suffered, incurred or sustained by a Purchaser Indemnitee by reason of or resulting from (i) any inaccuracy or breach of a representation or warranty of Parent contained in Article II of this Agreement, (ii) any nonfulfillment of or failure to perform any covenant or agreement on the part of Parent contained in this Agreement (other than indemnification for matters relating to Taxes, which are addressed separately in Article V), (iii) the Med Cap/Provident Claims and (iv) those matters set forth on Schedule 8.02(a)(I).

(b)           Subject to the provisions of this Article VIII, from and after the Closing, Purchaser shall indemnify Parent and its Affiliates, officers, directors, agents, successors and assigns (collectively, the “Parent Indemnitees”) in respect of, and hold them harmless from and against, any and all Losses suffered, incurred or sustained by a Parent Indemnitee by reason of or resulting from (i) any inaccuracy or breach of a representation or warranty of Purchaser contained in Article III or (ii) any nonfulfillment of or failure to perform any covenant or agreement on the part of Purchaser contained in this Agreement (other than indemnification for matters relating to Taxes, which are addressed separately in Article V).

(c)           Except as set forth in Section 8.02(d), the indemnity obligations of the parties under this Article VIII shall be limited as set forth in this Section 8.02(c).

(i)           No indemnity shall be payable under this Article VIII with respect to Losses for which the Indemnified Party has not provided the Indemnifying Party a Claim Notice or Indemnity Notice, as applicable, with respect to such claim, setting forth in reasonable detail the specific facts and circumstances pertaining thereto as soon as reasonably practical following the time at which the Indemnified Party discovered or reasonably should have discovered such claim (except to the extent the Indemnifying Party is not materially prejudiced by any delay in the delivery of such notice).

(ii)           No indemnity shall be payable under this Article VIII with respect to any individual Loss (or series of related Losses) that does not exceed $10,000 (a “De Minimis Claim”), nor shall any De Minimis Claim be applied to or considered for purposes of calculating the aggregate amount of Covered Losses; provided that the limitations contained in this sentence shall apply only with respect to an aggregate of up to $150,000 of De Minimis Claims, and if all De Minimis Claims in the aggregate exceed $150,000 (such excess, “Excess De Minimis Claims”), then Parent shall, subject to the other limitations provided in this Article VIII, indemnify and hold the Purchaser Indemnitees harmless from the amount of such excess over $150,000, and the amount of such excess shall be applied to and considered for purposes of calculating the aggregate amount of Covered Losses needed to meet the Floor and the Liability Cap.

(iii)           No indemnity shall be payable under Article VIII until the aggregate of all Losses in respect of those items specified in clauses (i) and (ii) of Section 8.02(a), excluding De Minimis Claims but including Losses with respect to Excess De Minimis Claims (“Covered Losses”), exceeds $1,000,000 (the “Floor”), and then an indemnity shall be payable for all Covered Losses in excess of such amount.

(iv)           An Indemnifying Party shall have no further indemnity obligations under this Article VIII once the aggregate of all Covered Losses paid by it equals or exceeds $18,000,000 (the “Liability Cap”).

(v)           No Indemnifying Party shall have any indemnity obligations for consequential, incidental, indirect, special or punitive damages, including any claims for damages based on lost revenues or profits, however caused or on any theory.

(vi)           Parent shall have no indemnity obligations under Article V or Article VIII for Losses to the extent such Losses are reflected as a liability of the Company or any Company Subsidiary and included in the calculation of Net Working Capital.

(d)           Certain Limitations and Exclusions.

(i)           The limitations on indemnification contained in Sections 8.02(c)(ii), 8.02(c)(iii) and 8.02(c)(iv) shall not apply to Losses arising from (A) any inaccuracy in or breach of the representations and warranties set forth in Sections 2.01(a) (Organization, Authority and Qualification), 2.02 (Capitalization), 2.03 (Company Subsidiaries), and 2.21 (Brokers) or (B) breaches of the agreements contained in Sections 4.02 and 10.03.

(ii)           Losses arising from MedCap/Provident Claims and those matters set forth on Schedule 8.02(a)(I) shall be subject to the limitations set forth on Schedule 8.02(d)(ii).

8.03        Indemnity Procedures.  All claims for indemnification by any Indemnified Party under Section 8.02 shall be asserted and resolved as set forth in this Section 8.03.

(a)           In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 8.02(a) or 8.02(b) is asserted against or sought to be collected from such Indemnified Party by a Person other than Parent, Purchaser or any Affiliate of Parent or Purchaser (a “Third Party Claim”), the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party; provided, however, that the right of a Person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall have the right to control the defense of such Third Party Claim, including the right to settle such Third Party Claim; provided that if the proposed settlement provides for relief other than the payment of money damages or an admission of culpability, the Indemnifying Party may settle such Third Party Claim only with the consent of the Indemnified Party (except consent shall not be required for any portion of such settlement in which relief is in the form of money damages being paid by the Indemnifying Party, to the extent the Third Party Claim may be partially settled thereby), which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall not be required if the Indemnified Party is granted a release in connection therewith.  The Indemnified Party shall cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, including in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). The Indemnified Party may, at its sole cost and expense, retain separate counsel to participate in, but not control, any defense or settlement of any Third Party Claim, but such counsel for the Indemnified Party shall be at the Indemnifying Party’s expense if (i) the Indemnified Party and the Indemnifying Party shall have mutually agreed in writing to the retention of such counsel, (ii) the Indemnifying Party shall have failed in a timely manner to assume the defense and employ counsel or experts reasonably satisfactory to the Indemnified Party in such litigation or proceeding or (iii) the named parties to any such litigation or proceeding (including any impleaded parties) include the Indemnified Party and the Indemnifying Party and representation of the Indemnified Party and the Indemnifying Party by the same counsel or experts would, in the reasonable opinion of Indemnified Party, be inappropriate due to actual or potential differing interests between the Indemnified Party and the Indemnifying Party.

(b)           In the event any Indemnified Party should have a claim under Section 8.02(a) or 8.02(b) against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly deliver an Indemnity Notice to the Indemnifying Party.

(c)           Without limitation of the other procedures listed in this Section 8.03, with respect to any Med Cap/Provident Claim that may give rise to indemnification under Section 8.02(a)(iii) or any matter set forth on Schedule 8.02(a)(I) that may give rise to indemnification under Section 8.02(a)(iv), Purchaser shall (and shall cause the Acquired Companies to) reasonably cooperate with Parent with respect to the settlement and/or defense of such claims, including without limitation, using commercially reasonable efforts to make available to Parent and/or its Affiliates and/or Representatives all such employees, witnesses, records, materials and information in Purchaser’s and the Acquired Companies’ possession or under Purchaser’s and the Acquired Companies’ control (including their respective Representatives) relating thereto as is reasonably requested by Parent.  Without limitation of the foregoing or of Parent’s rights under Section 4.10 herein, the parties agree that Parent shall be permitted to retain copies of all information and records related to Med Cap/Provident Claims or to Claims with respect to any matter set forth on Schedule 8.02(a)(I).

8.04        Tax Effect.

(a)           The amount of any Loss for which indemnification is provided under Article V or Article VIII shall be increased to take account of any Tax cost incurred (grossed up for such increase) by the Indemnified Party arising from the receipt of the indemnity payments hereunder, unless such indemnity payment is treated as an adjustment to the Purchase Price for Tax purposes pursuant to Section 8.04(c).

(b)           The amount of any Loss for which indemnification is provided under Article V or Article VIII shall be reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence of any such Loss.

(c)           Any amounts paid pursuant to Article V or this Article VIII shall be considered an adjustment to the Purchase Price for Tax purposes to the extent allowed under applicable Law.  Purchaser and Parent, and each of their respective Affiliates, shall prepare and file, and cause their Affiliates to prepare and file, Tax Returns consistent with the treatment described in the foregoing sentence, and shall not agree to treating any amount paid pursuant to Article V or this Article VIII as anything other than an adjustment to the Purchase Price in any audit, litigation or other proceeding related to Taxes without the express written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned.

8.05        Insurance Offset.  If the amount of any indemnifiable Losses, at any time following the payment of an indemnification obligation, is offset or reduced by the payment of any insurance proceeds, the amount of such insurance proceeds, less any costs, expenses, premiums actually paid or Taxes incurred in connection therewith (including but not limited to any future increase in insurance premiums, retroactive premiums, costs associated with any loss of insurance and replacement thereof or self-insured component of such insurance coverage) shall be promptly repaid to the Indemnifying Party.  To the extent that any insurance proceeds are paid to a Purchaser Indemnitee by any insurance company pursuant to a policy maintained or reinsured by Parent or any of its Affiliates in respect of any Losses, Parent shall be entitled to offset such amounts paid against amounts otherwise payable to the Purchaser Indemnitees solely in respect of such Losses.

8.06        Exclusivity.  After the Closing, to the extent permitted by Law and except with respect to claims for fraud, the indemnities set forth in this Article VIII and in Article V shall be the exclusive remedies of Purchaser and Parent and their respective officers, directors, employees, agents and Affiliates for any inaccuracy in any representation or warranty, misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement.  Without limiting the generality of the foregoing, Purchaser shall have the right, but not the obligation, to set off any Losses against payments owed by Purchaser to Parent hereunder.  From time to time, if Purchaser elects to exercise such set-off rights hereunder, it must give Parent written notice of such election no later than the date such payment is due and payable in accordance with this Agreement, which such notice shall include the amount under this Agreement to be set off, and upon giving of such notice, the amount due in respect of such amount under this Agreement shall be reduced by the amount set forth in such notice.  In the event there is a “final determination” by a court of competent jurisdiction that Purchaser was not entitled to indemnification hereunder with respect to the set off amount, Purchaser shall promptly thereafter repay to Parent all such amounts which are so determined to have been wrongfully set off, together with interest thereon at a rate of 10% per annum from the date such amount was set off through the date of payment.  For purposes of this Section 8.06, a determination shall be “final” if any and all appeals therefrom shall have been resolved or if thirty (30) calendar days shall have passed from the rendering of such determination (or of any determination on appeal therefrom) and no party shall have commenced any appeal therefrom.

8.07        No Multiple Recovery.  No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once for any particular Loss, nor shall any Indemnifying Party be liable or otherwise obligated to indemnify any Indemnified Party for the same Loss more than once.

8.08        Article V to Apply to Taxes and Tax Returns.  Except as explicitly set forth in Article V, the rights and obligations of the parties with respect to indemnification for any and all matters relating to Taxes and Tax Returns shall be governed solely by Article V.

8.09        Reasonable Efforts.  An Indemnified Party shall use its commercially reasonable efforts to mitigate any Loss, including the use of commercially reasonable efforts to recover under a policy of insurance or under a contractual right of set-off or indemnity.

ARTICLE IX

DEFINITIONS

9.01        Definitions.

(a)           Defined Terms.  As used in this Agreement, the following defined terms have the meanings indicated below:

“2012 Cash Spread Earn-Out” has the meaning ascribed to such term in Section 1.04(b)(ii).

“2012 GRLCS Earn-Out” has the meaning ascribed to such term in Section 1.04(b)(iii).

“2013 Cash Spread Earn-Out” has the meaning ascribed to such term in Section 1.04(b)(iv).

“2013 GRLCS Earn-Out” has the meaning ascribed to such term in Section 1.04(b)(v).

“Acquired Companies” has the meaning ascribed to such term in the recitals of this Agreement.

“Actions” means any action, suit, proceeding, arbitration or Governmental Authority investigation.

“Advisers Act” has the meaning ascribed to such term in Section 2.08(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.

“Agreement” means this Stock Purchase Agreement, the Disclosure Schedules and Exhibits hereto, as amended, modified or supplemented from time to time.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Plans” has the meaning ascribed to such term in Section 4.08(d).

“Books and Records” means all files, documents, instruments, papers and other books and records relating to the business of the Company and the Company Subsidiaries, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs, and operating data and plans.

“Brecek” has the meaning ascribed to such term in the recitals of this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Cash Spread” means, for the Acquired Companies on a consolidated basis, their net interest revenue (interest revenue less interest paid to brokerage clients and any program administration costs) earned on their brokerage clients’ cash balances participating in the FDIC-insured network deposit program administered by Promontory Interfinancial Network, LLC (or any similar or successor program).

“Claim Notice” means written notification pursuant to Section 8.03 of a Third Party Claim as to which indemnity under Section 8.02 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 8.02, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

“Client Investment Advisory Contract Notices” has the meaning ascribed to such term in Section 4.03(c).

“Client Investment Advisory Contracts” means a Contract, pursuant to which any of the Acquired Companies renders investment advisory or sub-advisory services to any client of any of the Acquired Companies.

“Closing” has the meaning ascribed to such term in Section 1.02.

“Closing Date” has the meaning ascribed to such term in Section 1.02.

“Closing Date Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Closing Statement” has the meaning ascribed to such term in Section 1.03(a).

“COBRA” has the meaning ascribed to such term in Section 2.12(e).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning ascribed to such term in Section 3.11.

“Company” has the meaning ascribed to such term in the recitals of this Agreement.

“Company Required Regulatory Approvals” has the meaning ascribed to such term in Section 2.05.

“Company Subsidiaries” has the meaning ascribed to such term in the recitals of this Agreement.

“Confidentiality Agreement” has the meaning ascribed to such term in Section 4.02(b).

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under the HSR Act or any antitrust or competition Laws of applicable foreign jurisdictions, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contested Adjustments” has the meaning ascribed to such term in Section 1.03(c).

“Contested Earn-Out Adjustments” has the meaning ascribed to such term in Section 1.04(e).

“Continuing Employees” has the meaning ascribed to such term in Section 4.08(a).

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is legally binding, including all amendments thereto.

“Covered Losses” has the meaning ascribed to such term in Section 8.02(c)(iii).

“D&O Insurance” has the meaning ascribed to such term in Section 4.07(a).

“De Minimis Claim” has the meaning ascribed to such term in Section 8.02(c)(ii).

“Disclosed Contracts” has the meaning ascribed to such term in Section 2.17.

“Disclosure Schedules” means the disclosure schedules delivered by Parent to Purchaser concurrently with the execution of this Agreement (as it may be amended or supplemented in accordance with the terms set forth in this Agreement).

“E&O Coverage” has the meaning ascribed to such term in Section 4.07(b).

“E&O Tail Coverage” has the meaning ascribed to such term in Section 4.07(c).

“Earn-Out Calculation Statement” has the meaning ascribed to such term in Section 1.04(e).

“Earn-Out Cap” has the meaning ascribed to such term in Section 1.04(c).

“Earn-Out Payments” has the meaning ascribed to such term in Section 1.04(a).

“Earn-Out Period” has the meaning ascribed to such term in Section 1.04(b)(i).

“Earn-Out Protest Notice”  has the meaning ascribed to such term in Section 1.04(e).

“Encumbrance” means any encumbrance, lien, charge, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws).

“Environmental Laws” means all Laws governing pollution or protection of human health and the environment.

“ERISA” has the meaning ascribed to such term in Section 2.12(a).

“Equity Security” of any Person means any (i) capital stock, membership or partnership interest or other ownership interest of or in such Person, (ii) securities directly or indirectly convertible into or exchangeable for any for the foregoing; (iii) options, warrants or other rights directly or indirectly to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing; or (iv) contracts, commitments, agreements, understandings, arrangements, calls or claims of any kind relating to the issuance of any of the foregoing or giving any Person the right to participate in or receive any payment based on the profits or performance of such Person (including any equity appreciation, phantom equity or similar plan or right).

“Excess De Minimis Claims” has the meaning ascribed to such term in Section 8.02(c)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” has the meaning ascribed to such term in Section 2.19.

“Final Closing Statement” has the meaning ascribed to such term in Section 1.03(c).

“Final Earn-Out Calculation Statement” has the meaning ascribed to such term in Section 1.04(e).

“Final Net Working Capital” has the meaning ascribed to such term in Section 1.03(d)(i).

“Financial Statements” has the meaning ascribed to such term in Section 2.06(a).

“Financing” has the meaning ascribed to such term in Section 3.11.

“Financing Agreements” has the meaning ascribed to such term in Section 4.11(b).

“FINRA” means the Financial Industry Regulatory Authority (or its predecessor entities, the National Association of Securities Dealers, Inc. or NYSE Regulation LLC, as applicable).

“Floor” has the meaning ascribed to such term in Section 8.02(c)(iii).

“Form ADV” has the meaning ascribed to such term in Section 2.09(b)(i).

“Form BD” has the meaning ascribed to such term in Section 2.09(a)(i).

“Fund” means any Person who is registered with the SEC as an investment company under the Investment Company Act of 1940.

“GAAP” means United States generally accepted accounting principles consistently applied from period to period and throughout any period in accordance with the past practices of the Company.

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority.

“GRLCS” means (i) the consolidated gross revenue for the Acquired Companies as set forth on the Acquired Companies’ consolidated financial statements for the relevant fiscal year, minus (ii) the Cash Spread.  GRLCS shall exclude any business acquired by the Acquired Companies after the Closing Date, but GRLCS shall include the impact of the recruitment of any registered representatives, investment adviser representatives or agents thereof who affiliate with the Acquired Companies after the Closing Date.

“Hazardous Materials” means any material, substance or waste that is regulated by any Environmental Law as “hazardous”, “toxic”, a “pollutant”, or a “contaminant”.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean (a) indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage, indenture or other debt instrument or debt security and (c) guarantees of the Company or any Company Subsidiary with respect to any indebtedness or obligation of a type described in clauses (a) or (b).

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

“Indemnity Notice” means written notification pursuant to Section 8.03(b) of a claim for indemnity under Article VIII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

“Independent Accounting Firm” has the meaning ascribed to such term in Section 1.03(c).

“Intellectual Property” means all intellectual property rights throughout the world, including (a) trademarks, service marks, trade names, trade dress, Internet domain names, logos, and slogans (including registrations and applications therefor); (b) patents and patent applications, including all related continuations, divisionals, continuations-in-part, renewals, and reissues thereof; (c) copyrights (including registrations and applications therefor); (d) trade secrets and other confidential information, know-how, inventions, processes, formulae, algorithms, models and methodologies; and (e) rights in software and computer programs (whether in source code, object code, or other form).

“Interim Period” has the meaning ascribed to such term in Section 5.01(a)(iii).

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Parent” means the actual knowledge of the individuals listed on Schedule 9.01(a)(ii).

“Knowledge of Purchaser” means the actual knowledge of the individuals listed on Schedule 9.01(a)(iii).

“Law” means any United States federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, or other requirement or rule of law, including any rules and regulations of any Self-Regulatory Organizations of which the subject party is a member.

“Leased Real Property” has the meaning ascribed to such term in Section 2.14(a).

“Leases” has the meaning ascribed to such term in Section 2.14(a).

“Lender” has the meaning ascribed to such term in Section 3.11.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement or undertaking (but excluding any future performance obligations under any such Contracts, arrangements or undertakings).

“Liability Cap” has the meaning ascribed to such term in Section 8.02(c)(iv).

“Loss” means any and all damages, Liabilities, costs and expenses (including legal and related fees and expenses and regulatory fines, penalties or other charges).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that individually or in the aggregate is materially adverse to the business, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change attributable to the execution of this Agreement, the disclosure or consummation of the transactions contemplated by this Agreement or the identity of Purchaser; (b) any change, effect, event, occurrence, state of facts or development: (i) in the financial or securities markets, or economic, regulatory or political conditions in general or (ii) in the industries in which the Acquired Companies operate in general; (c) any failure by the Company to meet any projections, forecasts or revenue or earnings predictions (provided that the facts or occurrences giving rise or contributing to such failure shall be taken into account in determining whether there has been a Material Adverse Effect), (d) changes in Law (including any interpretation or enforcement thereof by any Governmental Authority or Self-Regulatory Organization), GAAP or regulatory accounting requirements applicable to U.S. banks, brokerage or financial services organizations generally; (e) any action expressly required to be taken pursuant to this Agreement; (f) any action or inaction by Purchaser, or approved or consented to by Purchaser, after the date hereof; or (g) any matters arising out of, or related to, the Med Cap/Provident Claims and those matters identified in item 1 on Schedule 8.02(a)(I).

“Med Cap/Provident Claims” means all claims, actions, causes of action, arbitrations, regulatory proceedings, lawsuits or legal proceedings by any Person(s) against any of the Acquired Companies (or their respective Affiliates) as of the date of this Agreement or thereafter arising out of (a) the offer or sale by the Acquired Companies of the stock and partnership interests issued by Provident Royalties, LLC or its affiliated entities for the purpose of raising capital for Provident Royalties, or the promissory notes issued by Medical Capital Holdings, Inc. or its affiliated special purpose companies for the purpose of raising capital for Medical Capital Holdings and/or (b) the purchase from the Acquired Companies of the stock and partnership interests issued by Provident Royalties, LLC or its affiliated entities for the purpose of raising capital for Provident Royalties, or the promissory notes issued by Medical Capital Holdings, Inc. or its affiliated special purpose companies for the purpose of raising capital for Medical Capital Holdings.

“MSRB” has the meaning ascribed to such term in Section 2.09(a)(viii).

“Multiemployer Plan” has the meaning ascribed to such term in Section 2.12(g).

“Net Working Capital” has the meaning ascribed to such term in Section 1.03(b).

“Organizational Documents” means a Person’s articles of incorporation, articles of organization, certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement, bylaws or other similar governing documents, as applicable.

“Outside Date” has the meaning ascribed to such term in Section 7.01(c).

“Parent” has the meaning ascribed to such term in the preamble of this Agreement.

“Parent Indemnitees” has the meaning ascribed to such term in Section 8.02(b).

“Parent IP” has the meaning ascribed to such term in Section 4.12.

“Parent Marks” has the meaning ascribed to such term in Section 4.12.

“Parent Portion” has the meaning ascribed to such term in Section 4.14.

“Parent Protected Persons” has the meaning ascribed to such term in Section 4.15(b).

“Parent Released Claims” has the meaning ascribed to such term in Section 4.16(a).

“Permits” has the meaning ascribed to such term in Section 2.08(e).

“Permitted Encumbrances” means (a) Encumbrances imposed by Law such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens and other statutory liens securing obligations which are not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (b) Encumbrances that do not, individually or in the aggregate, materially impair or materially interfere with the present use of the assets or otherwise materially impair present business operations at the properties; (c) Encumbrances for Taxes, assessments and other governmental charges not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters of record, easement agreements, reciprocal easement agreements and other encumbrances or matters on title to real property and any other title defects that do not, and would not be reasonably expected to, have a Material Adverse Effect; (f) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations; (g) leases and subleases or other occupancy agreements to third party tenants; (h) the terms and conditions of the leases or other occupancy agreements pursuant to which any of the Acquired Companies is a tenant or occupant; (i) matters that would be disclosed by a current survey of the property; (j) licenses of or other grants of rights to use Intellectual Property in the ordinary course of the business of the Acquired Companies; (k) Encumbrances in connection with any Indebtedness disclosed on Schedule 9.01(a)(iv); (l) Encumbrances arising from any acts of Purchaser or its Affiliates; and (m) Encumbrances identified on Schedule 9.01(a)(v).

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Plans” has the meaning ascribed to such term in Section 2.12(a).

“Pre-Closing Tax Period” has the meaning ascribed to such term in Section 5.01(a)(iii).

“Preparedness Date” has the meaning ascribed to such term in Section 1.02(a).

“Protest Notice” has the meaning ascribed to such term in Section 1.03(c).

“Purchase Price” means the aggregate of the Closing Date Purchase Price and the Earn-Out Payments, if any.

“Purchaser” has the meaning ascribed to such term in the preamble of this Agreement.

“Purchaser Indemnitees” has the meaning ascribed to such term in Section 8.02(a).

“Purchaser Portion” has the meaning ascribed to such term in Section 4.14.

“Purchaser Protected Persons” has the meaning ascribed to such term in Section 4.15(c).

“Purchaser Released Parties” has the meaning ascribed to such term in Section 4.16(a).

“Representatives” means the directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) of Parent and Purchaser and their Affiliates.

“SAA” has the meaning ascribed to such term in the recitals of this Agreement.

“SAI” has the meaning ascribed to such term in the recitals of this Agreement.

“SEC” has the meaning ascribed to such term in Section 2.08(d).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means FINRA or any other association, commission, board or agency that is not a Governmental Authority but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which any party is otherwise subject.

“Self-Regulatory Organization Authorizations” means any license, permit, certificate, approval, consent, registration, variance, exemption or other authorization issued by or obtained from a Self-Regulatory Organization.

“Shared Contracts” has the meaning ascribed to such term in Section 4.14.

“Shares” has the meaning ascribed to such term in the recitals to this Agreement.

“SIPC” has the meaning ascribed to such term in Section 2.09(a)(ii).

“Straddle Period” has the meaning ascribed to such term in Section 5.01(a)(iii).

“Subsidiary Shares” has the meaning ascribed to such term in Section 2.03.

“Subsidiaries” shall mean, as of the relevant date of determination, with respect to any Person, a corporation or other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by such Person.

“Target Working Capital” has the meaning ascribed to such term on Schedule 1.03(b).

“Taxes” means any and all taxes, levies or other similar governmental assessments, including, without limitation, Federal, state, local, or foreign income, gross receipts, excise, real or personal property, ad valorem, sales, withholding, social security, occupation, use, transfer, stamp, service, service use, value added, license, net worth, payroll, franchise, customs, or similar taxes, imposed by any Taxing Authority, together with any interest, penalties or additions to tax and additional amounts imposed with respect thereto, any liability for the payment of any amounts of any of the foregoing as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the Liability of any other Person, any liability for the payment of any amounts as a result of being a party to any tax sharing agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing as a result of any express or implied obligation to indemnify any other Person, and any liability for the payment of any of the foregoing types as a successor or transferee.

“Taxing Authority” means any agency or political subdivision of any federal, foreign, state, local or municipal government entity with the authority to impose any Tax.

“Tax Return” means any report, return, document, declaration, claim for refund or other information or filing required to be supplied to any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning ascribed to such term in Section 8.03(a).

“Transfer Taxes” has the meaning ascribed to such term in Section 5.07.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

ARTICLE X

MISCELLANEOUS

10.01        Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  No assignment shall be made by any party without the prior written consent of the other parties hereto.  Any purported assignment in contravention of this Section 10.01 shall be null and void.

10.02        Public Announcements.  No party hereto shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without Parent’s prior written consent, in the case of any proposed disclosure by Purchaser, or without Purchaser’s prior written consent, in the case of any proposed disclosure by Parent, except for any such disclosure that is, in the opinion of the disclosing party’s counsel, required by applicable Law, Governmental Order or Self-Regulatory Organization Authorization.  In the event a party is, in the opinion of its counsel, required to make a public disclosure by applicable Law, Governmental Order or Self-Regulatory Organization Authorization, such party shall, to the extent practicable, submit the proposed disclosure in writing to Parent, in the case of any proposed disclosure by Purchaser, or Purchaser, in the case of any proposed disclosure by Parent, prior to the date of disclosure and provide Parent or Purchaser, as applicable, a reasonable opportunity to comment thereon.

10.03        Expenses.  Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each party shall bear its own expenses with respect to the transactions contemplated by this Agreement.

10.04        Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

10.05        No Third Party Beneficiaries.  Except as set forth in Section 4.07, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied (including Article VIII), shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

10.06        Waiver.  The failure of any party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof.  Any waiver hereunder shall be effective only if delivered to the other parties hereto in writing by the party making such waiver.

10.07        Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the Laws of the State of Delaware without regard to the conflicts of Laws provisions thereof.

10.08        Jurisdiction.  The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court located in Wilmington, Delaware so long as such court shall have subject matter jurisdiction over such Action, or alternatively in the Delaware State Court located in Wilmington, Delaware if the aforesaid United States District Court does not have subject matter jurisdiction, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.13 shall be deemed effective service of process on such party.

10.09        Waiver of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

10.10        Specific Performance.  The parties acknowledge that, in view of the uniqueness of the transactions contemplated by this Agreement, each party would not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled (in accordance with Section 10.08), at Law or in equity.

10.11        Headings.  The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

10.12        Counterparts; Facsimile Signatures.  The parties may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original.  Facsimile or other electronically scanned and transmitted signatures shall be deemed originals for all purposes of this Agreement.

10.13        Notices.  All communications, notices and Consents hereunder shall be in writing and be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid or overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Purchaser, to:

Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Blvd., 12th Floor
Miami, FL 33137
Facsimile No.: 305.572.4134
Attn:  Brian L. Heller

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.
333 Avenue of the Americas (333 S.E. Second Ave.)
Miami, FL 33131
Facsimile No.: 305.961.5756
Attn:  Robert L. Grossman

If to Parent to:

Ameriprise Financial, Inc.
1099 Ameriprise Financial Center,
Minneapolis, MN 55474
Facsimile No.: 612.678.0081
Attention: David H. Weiser

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL  60606-1720
Facsimile No.:  312.407.0411
Attn:      Brian W. Duwe
Shilpi Gupta

or to such other address or facsimile number for a party as shall be specified in a notice given in accordance with this Section; provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address or any of the other details specified in or pursuant to this section shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this section.  A party’s rejection or other refusal to accept notice hereunder or the inability of another party to deliver notice to such party because of such party’s changed address or facsimile number of which no notice was given by such party shall be deemed to be receipt of the notice by such party as of the date of such rejection, refusal or inability to deliver.  Nothing in this section shall be deemed to constitute consent to the manner or address for service of process in connection with any legal proceeding, including litigation arising out of or in connection with this Agreement.

10.14        Construction.  The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning.  The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires.  The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement.  Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules (including Disclosure Schedules) to this Agreement unless otherwise specified.  Unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement.  The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified.  The word “or” shall not be exclusive.  Unless otherwise specified in a particular case, the word “days” refers to calendar days.  References herein to this Agreement shall be deemed to refer to this Agreement as of the date of such agreement and as it may be amended thereafter, unless otherwise specified.  All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

10.15        Disclosure Schedules. Each exception set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to, a specific individual section or subsection of this Agreement; provided, however, that the inclusion of any item referenced in one section or subsection of the Disclosure Schedules shall be deemed to refer to any other section or subsection of the Disclosure Schedules (and accordingly to the applicable sections or subsections of this Agreement which contain references to the Disclosure Schedules), whether or not an explicit cross-reference appears, if the applicability of such item to the other section or subsection is reasonably apparent.  The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.  Parent may, from time to time prior to or at the Closing, by notice in accordance with the terms of this Agreement, supplement or amend any section of the Disclosure Schedules, including one or more supplements or amendments to correct any matter that would constitute an inaccuracy of any representation or a breach of any warranty, covenant or other agreement of Parent contained herein.  No such supplemental or amended section of the Disclosure Schedules shall be deemed to cure any inaccuracy or breach for the purposes of Section 6.01(a) hereof.  If, however, the Closing occurs, any such supplement and amendment will be effective to cure and correct for all other purposes any inaccuracy of any representation or any breach of any warranty, covenant or other agreement which would have existed if Parent had not made such supplement or amendment, and all references to any section of the Disclosure Schedules that is supplemented or amended as provided in this Section 10.15 shall for all purposes after the Closing be deemed to be a reference to such section of the Disclosure Schedules as so supplemented or amended.

10.16        Entire Agreement.  This Agreement (including the Disclosure Schedules and Exhibits referred to herein) and the Confidentiality Agreement constitute the entire agreement among the parties and supersedes any prior understanding, agreements, or representations by or among the parties, written or oral to the extent they relate in any way to the subject matter hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

AMERIPRISE FINANCIAL, INC.

By:	/s/ Walter S. Berman
	Name:	Walter S. Berman
	Title:	Executive Vice President, Chief Financial Officer

LADENBURG THALMANN FINANCIAL SERVICES INC.

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	President & Chief Executive Officer

[Signature Page to Stock Purchase Agreement]